Registration No. 333-216354

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 2
TO
FORM F-80
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TOTAL ENERGY SERVICES INC.
(Exact Name of Registrant as Specified in Its Charter)

ALBERTA	1381, 7350, 7359, 4700, 3533,	98-0423290
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))
2550, 300 - 5th Avenue S.W.,
Calgary, Alberta, Canada, T2P 3C4
(403) 698-8445
(Address and telephone number of Registrant’s principal executive offices)
C T Corporation System
111 8th Avenue, 13th Floor,
New York, New York 10011
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Copies to:

Cameron M. Danyluk, Esq. Total Energy Services Inc. 2550, 300 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3C4 (403) 698-8445	Christopher J. Cummings, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 77 King Street West Suite 3100 Toronto, Ontario, Canada M5K 1J3 Tel: 416-504-0522 Fax: 416-504-0530	Nicholas P. Fader, Esq. John E. Piasta, Esq. Bennett Jones LLP 4500 Bankers Hall East 855 - 2nd Street S.W. Calgary, Alberta, Canada T2P 4K7 (403) 298-3333

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.
This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

EXPLANATORY NOTE
This Post-Effective Amendment No. 2 amends the registration statement on Form F-80 filed with the U.S. Securities and Exchange Commission on March 1, 2017, as amended (File No. 333-216354) (the “Registration Statement”), to include the Registrant’s Notice of Variation (as defined below).

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

1.	Home Jurisdiction Document.
Notice of Variation, dated March 13, 2017 (the “Notice of Variation”), to the Registrant’s Notice of Change and Variation, dated March 1, 2017* (the “Notice of Change”) and  Offer and the associated take-over bid circular, dated December 9, 2016* (the “Offer to Purchase” and, together with the Notice of Variation and the Notice of Change, the “Circular”).

2.	Informational Legends.
See pages (iv) and (v) of the Notice of Variation.

3.	Incorporation of Certain Information by Reference.
As required by this Item, the Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Vice President, Legal, General Counsel and Corporate Secretary of the Registrant at 2550, 300 -5th Avenue S.W., Calgary, Alberta, Canada, T2P 3C4, or by telephone at (403) 698-8445. Those documents are also available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, under the SEDAR profile for the Registrant.

4.	List of Documents Filed with the Commission.
See the heading “Notice to Savanna Shareholders in the United States—Documents Forming Part of the Registration Statement” in the Notice of Variation.

*	Previously filed with the Registrant’s Form F-80 (Commission File No. 333- 216354) filed with the Commission on March 1, 2017.

This document is important and requires your immediate attention. It should be read in conjunction with the Original Offer and Circular (as defined on page (ii) below) and the First Notice of Variation (as defined below on this page). If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor.
If you have questions, please contact: (i) Laurel Hill Advisory Group, the information agent for the Offer (as defined on page (ii) below), by telephone at 1-877-452-7184 (Toll Free in North America), or 1-416-304-0211 (Collect Outside North America), or by email at assistance@laurelhill.com; or (ii) Computershare Investor Services Inc., the depositary for the Offer, by telephone at 1-800-564-6253 (Toll Free in North America), or at 1-514-982-7555 (Collect Outside of North America), or by e-mail at corporateactions@computershare.com. Additional contact details for the information agent and the depositary are set out on the back page of this document.
Neither this document, the Original Offer and Circular nor the First Notice of Variation has been approved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of the Offer, the securities offered under the Offer or the adequacy of the information contained in the Original Offer and Circular, the First Notice of Variation or this document. Any representation to the contrary is an offence. Savanna Shareholders in the United States should read the "Notice to Savanna Shareholders in the United States" on pages 9 to 17 of this document.
Information has been incorporated by reference in the Original Offer and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in the Original Offer and Circular may be obtained on request and without charge from the Corporate Secretary of Total Energy Services Inc., at 2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 or by telephone at (403)698-8445. Those documents are also available electronically on SEDAR at www.sedar.com, under the SEDAR profile for Total Energy Services Inc.
March 13, 2017

NOTICE OF VARIATION
respecting
TOTAL ENERGY SERVICES INC.'s
OFFER TO PURCHASE
all of the issued and outstanding common shares of
SAVANNA ENERGY SERVICES CORP.
on the basis of 0.1300 of a common share of
Total Energy Services Inc. and $0.20 in cash
for each common share of Savanna Energy Services Corp.

Total Energy Services Inc. ("Total Energy" or the "Offeror") has prepared this Notice of Variation  (the "Notice of Variation") to waive the Minimum Tender Condition (as defined below on page (ii)) of its offer, dated December 9, 2016 (the "Original Offer"), as amended by the Notice of Change and Variation of the Offeror, dated March 1, 2017 (the "First Notice of Variation"), to purchase, on and subject to the terms and conditions set out therein, all of the issued and outstanding common shares (the "Savanna Common Shares") of Savanna Energy Services Corp. ("Savanna"), including any Savanna Common Shares that may become issued and outstanding after the date hereof, but before the Expiry Time (as defined in the Glossary of this document). This Notice of Variation also provides supplemental information, which, among other things, responds to certain assertions made by Savanna in its Notice of Change to Directors' Circular dated March 9, 2017 (the "Savanna Notice of Change").
Readers should note that the waiver of the Minimum Tender Condition set out in this document does not affect the consideration offered by Total Energy for Savanna Common Shares or the Expiry Time. Whenever used in this Notice of Variation, the term "Offer" means the Original Offer, as amended by the First Notice of Variation and after giving effect to the waiver of the Minimum Tender Condition (as provided herein), unless the context requires otherwise.
Total Energy has determined to waive the condition of the Offer that there be validly tendered under the Offer and not withdrawn at least 66 2/3% of the outstanding Savanna Common Shares (calculated on a Fully-Diluted Basis) held by Savanna Shareholders who are not Interested Common Shareholders (as defined in the Glossary of this document) (the "Minimum Tender Condition").
The Offer remains subject to the other conditions set out in Section 4 of the Original Offer, "Conditions of the Offer", including the condition that there be validly deposited under the Offer and not withdrawn more than 50% of the outstanding Savanna Common Shares, excluding any Savanna Common Shares beneficially owned, or over which control or direction is exercised by Total Energy or by any Person acting jointly or in concert with Total Energy (the "Statutory Minimum Condition").  Total Energy is not permitted to waive the Statutory Minimum Condition under applicable Securities Laws.  If all of the conditions set out in Section 4 of the Original Offer, "Conditions of the Offer", have been fulfilled or waived at or prior to the Expiry Time, Total Energy will, unless Total Energy has withdrawn or terminated the Offer, take-up and pay for all Savanna Common Shares deposited pursuant to the Offer, in accordance with Section 6 of the Offer, "Take-Up and Payment for Deposited Savanna Common Shares", as amended by the First Notice of Variation.
THE OFFER REMAINS OPEN FOR ACCEPTANCE UNTIL 11:59 P.M. (PACIFIC TIME) ON MARCH 24, 2017, UNLESS THE OFFER IS EXTENDED BY TOTAL ENERGY OR WITHDRAWN BY TOTAL ENERGY.
This Notice of Variation should be read in conjunction with: (i) the Original Offer and the associated take-over bid circular dated December 9, 2016 (the "Original Circular", and together with the Original Offer, the "Original Offer and Circular"); (ii) the First Notice of Variation; (iii) the Letter of Transmittal (as defined in the Glossary of this document) that accompanied the Original Offer and Circular; (iv) the Notice of Guaranteed Delivery (as defined in the Glossary of this document) that accompanied the Original Offer and Circular; and (v) the Amended Letter of Transmittal (as defined in the Glossary of this document) that accompanied the First Notice of Variation. To the extent not otherwise specifically set out in this document, the Original Offer and Circular, the First Notice of Variation, the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer and Circular and the Amended Letter of Transmittal that accompanied the First Notice of Variation, are deemed to be updated as of the date hereof to reflect the waiver of the Minimum Tender Condition as described in this document. Except as otherwise set out in this Notice of Variation, the terms and conditions of the Offer and the information in the Original Offer and Circular, the First Notice of Variation, the Letter of Transmittal (as deemed to be amended by the First Notice of Variation) and Notice of Guaranteed Delivery that accompanied the Original Offer (as deemed to be amended by the First Notice of Variation) and the Amended Letter of Transmittal that accompanied the First Notice of Variation, continue to be applicable in all respects. The Original Offer and Circular, the First Notice of Variation and this Notice of Variation are collectively referred to in this document as the "Offer and Circular".
Unless inconsistent with the context: (i) all references to the "Offer" in the Original Offer and Circular should be read as references to the Original Offer, as amended by the First Notice of Variation and after giving effect to the waiver of the Minimum Tender Condition (as provided herein); (ii) all references to the "Circular" in the Original Offer and Circular should be read as references to the Original Circular, as amended by the First Notice of Variation; and (iii) all references to the "Offer and Circular" in the Original Offer and Circular should be read as references to the Original Offer and Circular, as amended by the First Notice of Variation and after giving effect to the waiver of the Minimum Tender Condition (as provided herein).
A Savanna Shareholder who has validly deposited, and not withdrawn, his/her/its Savanna Common Shares under the Offer, using the Letter of Transmittal that accompanied the Original Offer and Circular, need take no further action to accept the Offer, unless he/she/it: (i) is an Eligible Holder (as defined in the Glossary of

(ii)

this document); (ii) has not already submitted an Amended Letter of Transmittal; and (iii) wishes to make the tax election allowed for in the Amended Letter of Transmittal (the "Tax Election"). Each such Eligible Holder, who wishes to make the Tax Election, must complete an Amended Letter of Transmittal (including the Tax Election therein) and submit the Amended Letter of Transmittal to the depositary for the Offer, Computershare Investor Services Inc. (the "Depositary") prior to the Expiry Time.  The failure by any such Eligible Holder to provide the Depositary with an Amended Letter of Transmittal will prevent him/her/it from making the Tax Election.  See Section 1 of the First Notice of Variation, entitled "Increase to the Offer Consideration" under the subheading "Tax Considerations – Canada – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada".  Savanna Shareholders who have already validly deposited (and not withdrawn) their Savanna Common Shares under the Offer, using the Letter of Transmittal that accompanied the Original Offer and Circular, and who do not submit an Amended Letter of Transmittal to the Depositary will be considered to have disposed of a portion of such Savanna Common Shares for Total Common Shares and to have disposed of the remaining portion of such Savanna Common Shares for cash in the proportions described under the heading "Offer Consideration" on page 4 of the Amended Letter of Transmittal.   See Section 1 of the First Notice of Variation, entitled "Increase to the Offer Consideration" under the subheading "Tax Considerations – Canada – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Savanna Common Shares Pursuant to the Offer – Disposition of Savanna Common Shares Where No Indication to Make a Subsection 85(1) Tax Election".
Savanna Shareholders who have not yet deposited their Savanna Common Shares under the Offer and who wish to accept the Offer must, prior to the Expiry Time, properly complete and execute a Letter of Transmittal (printed on YELLOW or BLUE paper, as applicable) and tender it, or a manually signed facsimile thereof, together with certificate(s) or a DRS Statement (as defined in the Glossary of this document) representing their Savanna Common Shares and any other documents required by the Letter of Transmittal, to the Depositary, at any one of the offices of the Depositary specified in the Letter of Transmittal. The Letter of Transmittal that accompanied the Original Offer and Circular was amended to reflect the increase in the consideration payable under the Offer and allow Eligible Holders to make the Tax Election, as described in the First Notice of Variation. See Section 1 of the First Notice of Variation, entitled "Increase to the Offer Consideration" under the subheading "Tax Considerations – Canada – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada". The Amended Letter of Transmittal accompanied the First Notice of Variation. Savanna Shareholders who have not yet deposited their Savanna Common Shares under the Offer and who wish to make the Tax Election should properly complete the Amended Letter of Transmittal and submit it to the Depositary prior to the Expiry Time.  Detailed rules and instructions are set out in the Letter of Transmittal. Alternatively, Savanna Shareholders may accept the Offer by: (i) following the procedures for book-entry transfer of Savanna Common Shares described in Section 3 of the Original Offer, "Manner of Acceptance – Acceptance by Book-Entry Transfer"; or (ii) following the procedures for guaranteed delivery described in Section 3 of the Original Offer, "Manner of Acceptance – Procedure for Guaranteed Delivery", using Notice of Guaranteed Delivery (printed on GREEN paper), or a manually signed facsimile thereof, in cases where (a) the certificate(s) or DRS Statement representing the Savanna Common Shares is (are) not immediately available, (b) the Savanna Shareholder cannot complete the procedures for book-entry transfer of Savanna Common Shares on a timely basis, or (c) the Savanna Shareholder cannot deliver the certificate(s) or DRS Statement for the applicable Savanna Common Shares, the Letter of Transmittal and all other required documents (if any) to the Depositary prior to the Expiry Time. Savanna Shareholders who wish to accept the Offer will not be required to pay any fee or commission if they tender their Savanna Common Shares directly to the Depositary.
Savanna Shareholders whose Savanna Common Shares are held on their behalf, or for their account, by an investment dealer, broker, bank, trust company or other intermediary, should contact their intermediary directly if they wish to accept the Offer.  Intermediaries will likely establish tendering cut-off times that are up to 48 hours prior to the Expiry Time.  As a result, Savanna Shareholders who wish to tender their Savanna Common Shares to the Offer and whose Savanna Common Shares are held through an intermediary should promptly and carefully follow the instructions provided to them by their investment dealer, broker, bank, trust company or other intermediary.
All cash payments under the Offer are stated, and will be made, in Canadian dollars.
Questions and requests for assistance may be directed to the Depositary or Laurel Hill Advisory Group, the information agent appointed by Total Energy for the Offer (the "Information Agent"). Contact details for the Information Agent may be found on the back page of this document.  Additional copies of this document and

(iii)

related materials may be obtained (on request and without charge) from the Depositary or the Information Agent at their respective offices specified on the back page of this document. Copies of this document and related materials may also be found on SEDAR at www.sedar.com, under the SEDAR profile for Savanna.  This website address is provided for informational purposes only and no information contained on, or accessible from, this website is incorporated by reference in this document.
Ownership of the Total Common Shares that may be distributed in connection with the Offer involves certain risks. For a discussion of various risk factors you should consider in evaluating the Offer, refer to Section 28 of the Original Circular, "Risk Factors", the additional risk factors set out on page 38 of the First Notice of Variation and the additional risk factors set out on pages 1 – 2 of this document.
Savanna Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Savanna Common Shares under the Offer or a disposition of Savanna Common Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction. See the information set out in Section 1 of the First Notice of Variation, under the headings "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations". Savanna Shareholders who are Eligible Holders should consult their own tax advisors to determine whether they should make the Tax Election. Savanna Shareholders whose Savanna Common Shares are held on their behalf, or for their account, by an investment dealer, broker, bank, trust company or other intermediary and who wish to make the Tax Election should contact their intermediary directly to determine the procedure for making the Tax Election.  It is the Savanna Shareholder's responsibility to take the steps required to make a valid Tax Election.
No Person (including the Depositary, the Information Agent or any dealer manager or soliciting dealer) has been authorized to give any information or make any representation or warranty on behalf of Total Energy or any of its Affiliates (as defined in the Glossary of this document) in connection with the Offer other than as contained in this document, the Original Offer and Circular, the First Notice of Variation and the Letter of Transmittal and, if given or made, any such information, representation or warranty must not be relied upon as having been authorized by Total Energy, the Depositary, the Information Agent or any dealer manager or soliciting dealer. Except as set out in the Offer and Circular, no broker, investment dealer or other Person has been appointed as an agent of Total Energy, or any of its Affiliates, the Depositary, the Information Agent or any dealer manager, for purposes of the Offer.
Neither this document, the Original Offer and Circular nor the First Notice of Variation constitutes an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will tenders be accepted from or on behalf of, Savanna Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, Total Energy may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Savanna Shareholders in any such jurisdiction.
SAVANNA SHAREHOLDERS IN THE UNITED STATES SHOULD NOTE THE FOLLOWING:
The Offer is being made by a Canadian foreign private issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this document, the Original Offer and Circular and the First Notice of Variation in accordance with the disclosure requirements of Canadian Securities Laws. Savanna Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Original Offer and Circular and the First Notice of Variation have been prepared in accordance with International Financial Reporting Standards, and may be subject to foreign auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies.
Savanna Shareholders who are resident in, or citizens of, the United States, should be aware that the disposition of their Savanna Common Shares and the acquisition by them of Total Common Shares (representing partial consideration) under the Offer may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in the Original Offer and Circular, the First Notice of Variation and this document and such Savanna Shareholders are encouraged to consult their tax advisors.
The enforcement by investors of civil liabilities under United States Securities Laws may be affected adversely by the fact that Total Energy is incorporated and organized under the laws of the Province of Alberta, Canada, that all of its officers and directors are residents of Canada, that some or all of the experts named in this document, the
(iv)

Original Offer and Circular and the First Notice of Variation may be residents of a foreign country, and that all or a substantial portion of the assets of Total Energy and said persons may be located outside the United States.
THE ISSUANCE OF THE TOTAL COMMON SHARES (AS PARTIAL CONSIDERATION) UNDER THE OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT, THE ORIGINAL OFFER AND CIRCULAR OR THE FIRST NOTICE OF VARIATION AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Savanna Shareholders should be aware that Total Energy, directly or indirectly, may, prior to the Expiry Time, bid for or make purchases of Savanna Common Shares, as permitted by Canadian Securities Laws.
Savanna Shareholders in the United States should read the "Notice to Savanna Shareholders in the United States" on pages 9 to 17 of this document, which replaces in its entirety the section "Notice to Savanna Common Shareholders in the United States" in the Original Offer and Circular.
The head office of Total Energy is located at 2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 and the registered office of Total Energy is located at 4500, 855 – 2nd Street S.W. Calgary, Alberta T2P 4K7.
Various capitalized terms used in this document (including in these cover pages) are defined in the Glossary of this document starting on page 19.
Information contained in this document is given as of March 10, 2017, unless otherwise noted or the context otherwise requires. Total Energy does not undertake any obligation to update any such information except as required by applicable Canadian Securities Laws.  Information in this document, the Original Offer and Circular and the First Notice of Variation relating to Savanna has been compiled from public sources. See "Notice Regarding Savanna Information" on page (vii) – (viii) of this document. Information in this document relating to Western Energy Services Corp. has been compiled from public sources. See "Notice Regarding Western Information" on page (viii) of this document.

The effective date of the waiver of the Minimum Tender Condition, as set out in this Notice of Variation, is March 9, 2017.

QUESTIONS MAY BE DIRECTED TO THE INFORMATION AGENT
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

(v)

FORWARD-LOOKING STATEMENTS
This Notice of Variation contains certain forward-looking information (referred to herein as "forward-looking statements"). Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "scheduled", "intend", "objective", "continuous", "ongoing", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future events, circumstances or outcomes. In particular, this Notice of Variation contains forward-looking information concerning the Offer, Total Energy’s views with respect to the combined entity that would result from the Western Arrangement (as defined on page 2 of this document), Total Energy’s plans with respect to the composition of the Savanna Board, expectations concerning the payment of the Q1 2017 Dividend and the participation in the Q1 2017 Dividend by Savanna Shareholders who tender their Savanna Common Shares to the Offer prior to the expiry of the initial deposit period thereunder, Total Energy’s plans in respect of the Break Fee (as defined on page 3 of this document) if it becomes payable to Western, Total Energy’s expectation that it will have standing as a Savanna Shareholder in any proceedings commenced under the ABCA as a result of its recent acquisition of Savanna Common Shares, Total Energy’s expectation that the Arrangement Agreement (as defined on page 2 of this document) will not result in non-fulfilment of any of the conditions to the Offer, Total Energy’s expectation that the Locked-Up Shareholders will deposit Savanna Common Shares under the Offer, Total Energy's expectations respecting the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction, anticipated effects and benefits of the Offer, Total Energy's plans for Savanna if the Offer is successful and the timing for the take-up and payment of Savanna Common Shares validly tendered under the Offer.
Forward-looking statements are based upon the opinions and expectations of management of Total Energy as at the effective date of such statements and, in some cases, information supplied by third parties. Although Total Energy believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions and that information received from third parties is reliable, it can give no assurance that those expectations will prove to have been correct. Forward-looking statements are subject to certain risks and uncertainties that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, such things as changes in general economic conditions in Canada, the United States and elsewhere, changes in operating conditions (including as a result of weather patterns), the volatility of prices for oil and natural gas and other commodities, commodity supply and demand, fluctuations in currency and interest rates, availability of financial resources or third-party financing, availability of equipment, materials and personnel, defaults by counterparties under commercial arrangements to which Total Energy or Savanna (or any of their respective Affiliates) is a party, an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Total Energy, and new laws and regulations (domestic and foreign). Risks relating specifically to Total Energy's ability to realize anticipated benefits of the proposed combination of Total Energy and Savanna include, but are not limited to: Total Energy's inability to successfully integrate with Savanna following completion of the Offer (including by changing the Savanna Board to consist of nominees of Total Energy), Total Energy's inability to retain key Savanna employees following completion of the Offer, the exercise by AIMCo of any change of control rights or creditor rights under the terms of the AIMCo Debt Facility, the exercise by the holders of Savanna Senior Notes of any change of control rights or creditor rights under the terms of the Savanna Senior Notes and Total Energy's inability to procure financing to fund repayment of amounts outstanding under the AIMCo Debt Facility or the purchase of the Savanna Senior Notes (or both), if required, and Total Energy’s inability to successfully bring a claim (if a claim is necessary), through court proceedings or otherwise, in respect of the Break Fee following any take-up of Savanna Common Shares under the Offer.  Additional risks to which Total Energy is exposed in the conduct of its business are set out under the heading "Risk Factors" in the AIF, and under the heading "Risk Factors" in the Annual MD&A, each of which has been incorporated by reference in the Original Offer and Circular, has been filed with various securities regulatory authorities in Canada and is available under Total Energy's profile through the SEDAR website at www.sedar.com.
Having regard to the various risk factors, readers should not place undue reliance upon the forward-looking statements contained in this Notice of Variation and such forward-looking statements should not be interpreted or regarded as guarantees of future outcomes.
Forward-looking information respecting the Offer and the anticipated timing of certain steps or events associated with the Offer is based upon various assumptions and factors, including, in addition to those noted elsewhere in this Notice of Variation, publicly reported financial information concerning Savanna, publicly reported information
(vi)

concerning the number of outstanding Savanna Common Shares and the number of options and other convertible or exchangeable rights and securities issued or granted by Savanna (entitling holders thereof to acquire Savanna Common Shares), advice from professional advisors with respect to statutorily mandated time frames for various applications and steps/events associated with the Offer, that Savanna has made full and accurate disclosure of all material information concerning Savanna in accordance with applicable Canadian Securities Laws (including disclosure of all material contracts and existing and potential contingent liabilities) and that there have been no recent material adverse changes in the business, affairs, capital, prospects or assets of Savanna.
Additional risk factors could cause actual results or events to differ materially from the results or outcomes expressed or implied by the forward-looking statements in this Notice of Variation, the Offer and Circular and various documents incorporated by reference in the Original Offer and Circular. For a discussion regarding such risks, see, in particular, the sections of the Original Circular entitled "Purpose of the Offer and Plans for Savanna", "Certain Information Concerning Securities of the Offeror", "Regulatory Matters" and "Risk Factors", the risk factor contained in this Notice of Variation on pages 1 – 2 as well as the information contained under the heading "Risk Factors" in each of the AIF and Annual MD&A, incorporated by reference in the Original Offer and Circular.
Total Energy cautions you that the risks described or referenced in this section are not the only ones that could affect the Offer or Total Energy. Additional risks and uncertainties not presently known by Total Energy or that Total Energy currently believes are not material may also materially and adversely affect the satisfaction or waiver by Total Energy of any of the conditions of the Offer, the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of Total Energy. Except as otherwise indicated by Total Energy, forward-looking statements do not reflect the potential impact of any special initiatives or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur in the future. The financial impact of any such special initiatives or transactions may be complex and will depend on the facts particular to each of them. Total Energy, therefore, cannot describe the expected effects in a meaningful way or in the same way it presents known risks affecting its business. Forward-looking statements are presented herein for the purpose of providing information about Total Energy and the Offer and its anticipated impacts.
The forward-looking statements contained in this Notice of Variation are made as of the date hereof and Total Energy does not undertake any obligation to update or to revise any of the included forward-looking statements, except as required by applicable securities laws in force in Canada. The forward-looking statements contained in this Notice of Variation are expressly qualified by this cautionary statement.
CURRENCY
Unless otherwise noted herein, all references to "$" in this Notice of Variation mean Canadian dollars.
NON-IFRS MEASURES
This Notice of Variation includes certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures have been included in this Notice of Variation to respond to certain statements made by Savanna in the Savanna Notice of Change, which statements include non-IFRS measures. Non-IFRS measures should never be considered in isolation nor as a substitute for analysis of financial information reported under IFRS. See Note 1 to the Comparative Capital Stewardship Record – Snapshot on page 5 of this document.

NOTICE REGARDING SAVANNA INFORMATION
Except as otherwise indicated in this Notice of Variation, the information concerning Savanna contained in this document has been taken from, or is based upon, publicly available information filed by Savanna with various Securities Regulatory Authorities in Canada and other public sources available as at March 10, 2017. Total Energy has not had access to the non-public books and records of Savanna and Total Energy is not in a position to independently assess or verify certain of the information in Savanna's publicly filed documents, including its financial statements. Savanna has not reviewed this document and has not confirmed the accuracy and completeness
(vii)

of the information concerning Savanna contained herein. While Total Energy has no reason to believe that such information is inaccurate or incomplete, Total Energy has no means of verifying the accuracy or completeness of any information contained herein that is derived from publicly available information regarding Savanna or whether there has been any failure by Savanna to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information. Neither Total Energy, nor any of the directors or officers of Total Energy, assumes any responsibility for the accuracy or completeness of such information or any failure by Savanna to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to Total Energy or such Persons. See Section 28 of the Original Circular, "Risk Factors – Risk Factors Related to the Offer and the Offeror".
NOTICE REGARDING WESTERN INFORMATION
Except as otherwise indicated in this Notice of Variation, the information concerning Western contained in this document has been taken from, or is based upon, publicly available information filed by Western with various Securities Regulatory Authorities in Canada and other public sources available as at March 10, 2017. Total Energy has not had access to the non-public books and records of Western and Total Energy is not in a position to independently assess or verify certain of the information in Western's publicly filed documents, including its financial statements. Western has not reviewed this document and has not confirmed the accuracy and completeness of the information concerning Western contained herein. While Total Energy has no reason to believe that such information is inaccurate or incomplete, Total Energy has no means of verifying the accuracy or completeness of any information contained herein that is derived from publicly available information regarding Western or whether there has been any failure by Western to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information. Neither Total Energy, nor any of the directors or officers of Total Energy, assumes any responsibility for the accuracy or completeness of such information or any failure by Western to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to Total Energy or such Persons. See Section 28 of the Original Circular, "Risk Factors – Risk Factors Related to the Offer and the Offeror".

(viii)

TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS		VI
CURRENCY		VII
NON-IFRS MEASURES		VII
NOTICE REGARDING SAVANNA INFORMATION		VII
NOTICE REGARDING WESTERN INFORMATION		VIII
NOTICE OF VARIATION		1
1.	WAIVER OF CONDITION OF THE ORIGINAL OFFER	1
2.	RECENT DEVELOPMENTS	2
3.	TIME FOR DEPOSIT	6
4.	MANNER OF ACCEPTANCE	6
5.	TAKE-UP AND PAYMENT FOR DEPOSITED SAVANNA COMMON SHARES	7
6.	RIGHT TO WITHDRAW DEPOSITED SAVANNA COMMON SHARES	7
7.	CONSEQUENTIAL AMENDMENTS TO THE ORIGINAL OFFER AND CIRCULAR AND OTHER DOCUMENTS	7
8.	NOTICE AND DELIVERY	7
9.	STATUTORY RIGHTS	8
10.	DIRECTORS' APPROVAL	8
NOTICE TO SAVANNA SHAREHOLDERS IN THE UNITED STATES		9
GLOSSARY		18
CERTIFICATE OF TOTAL ENERGY SERVICES INC.		C-1
SCHEDULE A		A-1

NOTICE OF VARIATION
This Notice of Variation waives one of the conditions set out in Section 4 of the Offer. Readers should note that the waiver of the condition set out in this document does not affect the consideration payable for Savanna Common Shares taken-up under the Offer or the Expiry Time. This Notice of Variation also provides supplemental information, which, among other things, responds to certain assertions made by Savanna in the Savanna Notice of Change.
Except as otherwise set out in this Notice of Variation, the information, terms and conditions set out in the Original Offer and Circular, the First Notice of Variation, the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer and Circular and the Amended Letter of Transmittal that accompanied the First Notice of Variation continue to be applicable in all respects and this Notice of Variation should be read in conjunction with the Original Offer and Circular, the First Notice of Variation, the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer Circular and the Amended Letter of Transmittal.
 March 13, 2017
TO:            THE HOLDERS OF COMMON SHARES OF SAVANNA
1.	WAIVER OF CONDITION OF THE ORIGINAL OFFER
Total Energy has determined to and does hereby waive the condition of the Offer (set out in paragraph (a) of Section 4 of the Offer (on page 22 of the Original Offer and Circular)) that there be validly tendered and not withdrawn under the Offer at least 66 2/3% of the Savanna Common Shares outstanding (calculated on a Fully-Diluted Basis) held by Savanna Shareholders who are not Interested Common Shareholders.
The Offer remains subject to the other conditions set out in Section 4 of the Original Offer, "Conditions of the Offer", including the Statutory Minimum Condition. Total Energy is not permitted to waive the Statutory Minimum Condition under applicable Securities Laws. If all of the conditions referred to in Section 4 of the Original Offer, "Conditions of the Offer", have been fulfilled or waived at or prior to the expiry of the initial deposit period under the Offer, Total Energy will, unless Total Energy has withdrawn or terminated the Offer, take-up and pay for all Savanna Common Shares then deposited under the Offer (and not withdrawn), in accordance with Section 6 of the Offer, "Take-Up and Payment for Deposited Savanna Common Shares", as amended by the First Notice of Variation, and will extend the Offer in accordance with Canadian Securities Laws.
Readers should note that this Notice of Variation does not amend or modify any of the terms of the Offer; rather it waives one of the conditions to the Offer (the Minimum Tender Condition) and provides supplemental information, which, among other things, responds to certain assertions made by Savanna in the Savanna Notice of Change.
The effective date of the waiver of the Minimum Tender Condition, as set out in this Notice of Variation, is March 9, 2017.
Risk Factors Relating to the Reduction of the Minimum Tender Condition
If Total Energy acquires 66 2/3% or more of the Savanna Common Shares under the Offer (calculated on a Fully-Diluted Basis and excluding Savanna Common Shares held by Interested Common Shareholders), it expects to have the ability to control the outcome of Savanna Shareholder votes relating to fundamental changes of Savanna, including with respect to any Subsequent Acquisition Transaction. As a result of the waiver of the Minimum Tender Condition, Total Energy may initially acquire, under the Offer, a number of Savanna Common Shares greater than 50%, but less than 66 2/3%, and there can be no assurance that Total Energy will ultimately be able to acquire 66 2/3% or more of the Savanna Common Shares. In these circumstances, there can be no assurance that Total Energy would be able obtain the level of Savanna Shareholder approval required to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, whether by purchasing additional Savanna Common Shares, obtaining the support of other Savanna Shareholders or otherwise. See the information set out in the final paragraph under the heading "Acquisition of Savanna Common Shares Not Deposited under the Offer – Subsequent Acquisition Transaction" on page 53 of the Original Offer and Circular.
If fewer than 66 2/3% of the outstanding Savanna Common Shares are acquired by Total Energy under the Offer, Savanna would, for so long as Total Energy continues to hold less than 100% of the Savanna Common Shares, continue as a separate, partially-owned public company subsidiary of Total Energy. In these circumstances, certain transactions between Total Energy and Savanna could be considered "related party transactions" under applicable law (specifically, MI 61-101), which would, unless an exemption is available, require a formal valuation for the transaction and, in addition to any other required securityholder approval, the approval of a majority of the votes cast by "minority" holders of the affected securities, which would be holders other than Total Energy and any other person who is a  "related party" of Total Energy, including an Affiliate or an insider of Total Energy and any person acting jointly or in concert therewith. The ability to effect such transactions would also be subject to future negotiations between the respective boards of directors of Total Energy and Savanna, and in such negotiations, any representatives of Total Energy appointed to the Savanna Board would be precluded from voting on such transactions.
If Total Energy acquires more than 50% of the Savanna Shares but less than 66 2/3% of such shares under the Offer, it intends to change the composition of the Savanna Board; however, Savanna will continue to be a reporting issuer under applicable Securities Laws and Total Energy may not be able to realize various cost savings it would expect to realize if Savanna were to become a wholly-owned subsidiary of Total Energy.
If Total Energy takes up Savanna Common Shares under the Offer, but is then unable to complete a Subsequent Acquisition Transaction in a timely manner or at all, it would be unable to fully integrate the operations of Total Energy and Savanna and, consequently, unless Total Energy is successful in completing one or more  "related party transactions" with Savanna, as described above (or otherwise acquires the Savanna Common Shares not owned by it), Total Energy would be limited in its ability to: (i) effect potential transactions with Savanna for the purposes of integrating the business and operations of Total Energy and Savanna; and (ii) realize various synergies otherwise expected as a result of the combination of Total Energy and Savanna, as described in the Original Offer and Circular. This could materially affect Total Energy’s consolidated earnings, cash flows and financial condition and deprive Total Energy of some of the other anticipated benefits of the Offer.
2.	RECENT DEVELOPMENTS
Savanna/Western Energy Service Corp. Transaction Announcement
On March 9, 2017, Savanna announced that it had entered into an arrangement agreement (the "Arrangement Agreement"), dated March 8, 2017, with Western Energy Services Corp. ("Western"), pursuant to which Western agreed to acquire all of the issued and outstanding Savanna Common Shares on the basis of 0.85 of a common share of Western (the "Western Shares") for each outstanding Savanna Common Share (the "Western Arrangement"). To be effected, the Western Arrangement will need to be approved by an affirmative vote of not less than 66 2/3% of the votes cast by Savanna Shareholders represented in person or by proxy at a meeting of Savanna Shareholders to be called to consider the Western Arrangement.
Total Energy has reviewed, with its financial and legal advisors, publicly available information concerning Western and the proposed Western Arrangement.  Total Energy is of the view that the Offer represents full and fair consideration for the Savanna Shareholders, and believes the result of the strategic alternatives review process initiated by Savanna in December 2016 (the "Strategic Review") confirms that view. It appears that, in connection with the Strategic Review, Savanna solicited offers for Savanna from a broad group of industry participants over an extended period. The results of that process are now known and Total Energy believes the proposed Western Arrangement represents a far less compelling transaction for Savanna Shareholders than a combination with Total Energy on the terms set out in the Offer.
Total Energy has confirmed with the Savanna Shareholders who entered into support agreements with Total Energy in November 2016 (the "Locked-Up Shareholders") that each of them considers the Western Arrangement to be inferior to the transaction contemplated by the Offer. Each of the Locked-Up Shareholders has confirmed to

Total Energy that it continues to support the Offer and will tender its Savanna Common Shares to the Offer, notwithstanding the announcement of the Western Arrangement. The number of Savanna Common Shares that the Locked-Up Shareholders plan to tender to the Offer represents approximately 43.5% of the total number of issued and outstanding Savanna Common Shares (based on public filings and additional information communicated to Total Energy concerning recent purchases made by Locked-Up Shareholders).
In the Original Circular disseminated by Total Energy in connection with the Offer, Total Energy noted various benefits that a combination of Savanna and Total Energy would have from the perspective of Savanna Shareholders, which included, among other things, an opportunity to obtain an investment in a well-capitalized energy services business with limited indebtedness and a strong balance sheet. The same cannot be said of the combined entity that would emerge from the Western Arrangement. Like Savanna, Western is heavily indebted and a combination of Savanna and Western will simply result in a larger entity, with significant indebtedness, limited financial flexibility and a high cost of capital, that may require future re-financings similar to the Highly Dilutive Refinancing completed by Savanna in December 2016, which could give rise to dilution to shareholders of Western (including former Savanna Shareholders). Furthermore, recent energy market and commodity price volatility place a premium on go-forward financial flexibility and resilience, something the Western Arrangement cannot provide.
In addition, based upon recent trading prices and the terms of the Offer and the Western Arrangement, the Western Arrangement does not offer Savanna Shareholders meaningful value or upside above the consideration offered by Total Energy under the Offer. Savanna Shareholders should note that they will only receive Western Shares under the Western Arrangement whereas under the Offer, Savanna Shareholders will receive Total Common Shares and cash. The Offer consideration provides Savanna Shareholders with the opportunity to participate in an eventual industry recovery through the Total Common Shares and the cash component provides immediate liquidity and, in part, certainty of value.
Based upon information disseminated to date by Savanna and Western, Total Energy does not expect that the execution and delivery of the Arrangement Agreement will result in non-fulfilment of any of the conditions to the Offer. Total Energy is of the view that the $15 million break fee provided for in the Arrangement Agreement (the "Break Fee") will not be payable under the Arrangement Agreement if the Western Arrangement is not completed as a result of successful completion of the Offer and Total Energy will vigorously contest any claim for payment of the Break Fee made following any take-up of Savanna Common Shares under the Offer. Total Energy cannot provide any assurance, at this time, that: (i) its interpretation of the applicable provisions of the Arrangement Agreement is correct; (ii) the Break Fee will not be paid if Total Energy takes up Savanna Common Shares under the Offer; or (iii) it will be successful in any effort to challenge the validity of the Break Fee, through court proceedings or otherwise. If Total Energy's interpretation of the applicable provisions of the Arrangement Agreement is incorrect, Savanna may, if Total Energy takes up Savanna Common Shares under the Offer, become obligated to pay the Break Fee to Western and such payment may reduce the amount of Savanna's cash resources, may require Savanna to borrow under its available facilities to fund such payment or may require Total Energy to provide funding to Savanna to enable Savanna to make the payment (or a combination of the foregoing).
Savanna Notice of Change to Directors’ Circular
On March 9, 2017, a Notice of Change to Directors' Circular (the "Savanna Notice of Change") was filed, on SEDAR, on behalf of the Savanna Board. Certain information concerning Western and the Western Arrangement set out in the Savanna Notice of Change was also highlighted by Savanna in its March 9, 2017 news release announcing the Western Arrangement. Total Energy has responded to a number of the assertions made by Savanna in relation to the Western Arrangement, including in the news release disseminated by Total Energy on March 9, 2017 and above in this Notice of Variation. In addition to those responses, Total Energy wishes to note the following items in the Savanna Notice of Change.
1.            Savanna's Mischaracterization of Limited Interactions between Total Energy and Savanna
Total Energy believes that Savanna has, again, mischaracterized certain elements of the limited interaction between Total Energy and Savanna in the information set out under the heading "Recent Developments" on page 5 of the Savanna Notice of Change. (See pages 27-28 of the First Notice of Variation for Total Energy's response to prior mischaracterizations, by Savanna, of discussions between Total Energy personnel and Savanna personnel that preceded the making of the Offer.) In the "Recent Developments" section of the Savanna Notice of Change, Savanna suggests that it would have been required to provide Total Energy with an exclusive dealing period before knowing what additional consideration Total Energy was prepared to make available under the Original Offer. That is simply not true. In the February 13, 2017 correspondence (to Peters & Co.) referenced in the Savanna Notice of Change, Total Energy made it clear that the exclusive dealing period would come into effect following an agreement between Total Energy and Savanna upon the amount of the additional consideration. A copy of the February 13, 2017 letter from Total Energy to Peters & Co. is attached to this Notice of Variation as Schedule "A". Readers are encouraged to review that letter in its entirety and are directed to paragraph 1 (on page 2 thereof) for additional information concerning the timing of the exclusive dealing period noted above.
2.            Misleading Statements with respect to Transactional Certainty of the Western Arrangement
In the penultimate paragraph under the heading "Recent Developments" on page 6 of the Savanna Notice of Change, the Savanna Board references the "transactional certainty" associated with the Western Arrangement. In addition, the Savanna Board has asserted that "There Is Less Risk to Completing the Western Arrangement As Compared to the Total Offer" on page 8 of the Savanna Notice of Change. It is unclear to Total Energy how the Savanna Board could possibly make such statements, given:
—	the level of voting support that will be required to pass a resolution approving the Western Arrangement at a meeting of the Savanna Shareholders (66 2/3% of the Savanna Common Shares voted at such meeting in person or by proxy);
—	that, based on Total Energy's understanding, Savanna did not engage with any of the Locked-Up Shareholders to assess their support for the Western Arrangement prior to announcing the Arrangement and filing the Savanna Notice of Change;
—	the fact the Locked-Up Shareholders (who collectively own or exercise control or direction over approximately 43.5% of the outstanding Savanna Common Shares) continue to support the Offer and consider the Western Arrangement to represent an inferior transaction (as noted in the news release disseminated by Total Energy on March 9, 2017); and
—	that Savanna was made aware of such continued support of the Locked-Up Shareholders for the Offer prior to filing of the Savanna Notice of Change.
Total Energy is of the view that there is considerable uncertainty with respect to the Western Arrangement, since it is mathematically impossible for Savanna to obtain the requisite voting support for the Western Arrangement without the support of the Locked-Up Shareholders, who as indicated above, have confirmed to Total Energy that they do not support the Western Arrangement, unless Savanna undertakes further share issuances that have the effect of substantially diluting existing Savanna Shareholders.
3.            Savanna’s use of 2014 Financial Data for Comparative Purposes
Savanna used 2014 financial information in the Savanna Notice of Change to suggest that the combined entity resulting from the Western Arrangement would be better positioned to benefit from an industry recovery than Total Energy following a combination with Savanna.  In making an assessment of that suggestion, Savanna Shareholders should consider the following performance tables showing the comparative performance of Western, Savanna and Total Energy.
The following comparative shareholder return table has been prepared by Total Energy's financial advisor, GMP FirstEnergy, and is based upon share trading data, as reported by the TSX, since Western completed a corporate reorganization and recapitalization transaction on December 22, 2009 and includes cash dividends paid to shareholders of Total Energy, Savanna and Western over the time period noted below.

The foregoing table illustrates the dramatic underperformance of each of Savanna and Western in generating shareholder returns relative to Total Energy and the Canadian energy services industry over the past seven years.  The industry leading track record of Total Energy in the creation of sustainable shareholder returns is also clearly illustrated.  The combination of Savanna and Western pursuant to the proposed Western Arrangement will result in two heavily indebted companies becoming one under the stewardship of directors and management that have materially and consistently underperformed their industry peers, particularly Total Energy. In contrast, the combination of Total Energy and Savanna will provide Savanna Shareholders with the benefit of a board of directors and a management team that has consistently provided Total Energy shareholders with industry leading shareholder returns.
The following table further illustrates the inefficient capital allocation and stewardship record of each of Savanna and Western relative to Total Energy, as well as the vulnerability a combined Savanna and Western entity would have to continued challenging industry conditions as a result of their substantial debt levels.
Comparative Capital Stewardship Record – Snapshot
	WRG	SVY	TOT
PP&E at January 1, 2014, million $	$783.2	$1,185.3	$382.3
Goodwill at January 1, 2014, million $	88.7	10.6	4.1
Total capital assets	871.9	1,195.9	386.4
2014 EBITDA, million $	173.2	158.8	105.5
2014 EBITDA per $1.00 of capital assets at January 1, 2014, $	$0.20	$0.13	$0.27
Cumulative PP&E/Goodwill impairment write-downs from September 30, 2005 to December 31, 2016, million $	$157.0	$1,039.1	$-
Total debt at December 31, 2016, million $	264.8	243.4	46.9
EBITDA 2016, million $	3.6	39.2	14.0
Total debt to EBITDA, December 31, 2016, times	73.8	6.2	3.3

Note:

(1)	EBITDA means earnings before interest, taxes, depreciation and amortization and is equal to net income (loss) before income taxes plus finance costs plus depreciation expense plus impairment expense plus loss on asset decommissioning minus finance income. EBITDA is not a recognized measure under IFRS. The EBITDA calculations included in this table have been provide to permit Total Energy to respond to certain statements made by Savanna on page 7 of the Savanna Notice of Change. Management of Total Energy believes that in addition to net income (loss), EBITDA is useful supplemental measure as it provides an indication of the results generated by Total Energy’s primary business activities prior to consideration of how those activities are financed, amortized or how the results are taxed in various jurisdictions as well as the cash generated by Total Energy’s primary business activities without consideration of the timing of the monetization of non-cash working capital items. Readers should be cautioned, however, that EBITDA should not be construed as an alternative to net income (loss) determined in accordance with IFRS as an indicator of Total Energy’s performance. Total Energy’s method of calculating EBITDA may differ from other organizations and, accordingly, EBITDA may not be comparable to measures used by other organizations.
Total Energy Dividend
On March 8, 2017, Total Energy announced that the Total Board had declared a dividend (the "Q1 2017 Dividend") of $0.06 per common share (in respect of the quarter ending March 31, 2017), payable on April 28, 2017 to shareholders of record as of the close of business on March 31, 2017. If a Savanna Shareholder tenders his/her/its Savanna Common Shares to the Offer prior to the expiry of the initial deposit period thereunder, such Savanna Common Shares are not withdrawn from the Offer and are taken up and paid for by Total Energy prior to March 31, 2017 (being the record date for such dividend), the Savanna Shareholder will, in respect of Total Common Shares received under the Offer, be entitled to receive the Q1 2017 Dividend. See the information set out under the heading "Certain Information Concerning Securities of the Offeror" on pages 42 to 43 of the Original Offer and Circular.
Total Energy Purchase of Savanna Common Shares
On March 9, 2017, Total Energy announced that it had acquired 150,000 Savanna Common Shares (the "Acquired Savanna Shares") through the facilities of the TSX. Total Energy had previously announced its intention to purchase Savanna Common Shares, in accordance with applicable Securities Laws, in a news release disseminated on January 13, 2017. Total Energy purchased the Acquired Savanna Shares in support of its objective of acquiring 100% of the outstanding Savanna Common Shares. The purchase of the Acquired Savanna Shares is also expected to provide Total Energy with standing as a Savanna shareholder in any proceedings that Total Energy may wish to commence under the ABCA.
Additional Documents Deemed to be Incorporated by Reference
The documents deemed to be incorporated by reference in the Original Offer and Circular subsequent to the filing of the First Notice of Variation consist of:
(a)	the annual information form of Total Energy dated March 7, 2017 for the year ended December 31, 2016 (the "AIF");
(b)	the consolidated financial statements of Total Energy for the year ended December 31, 2016 and the associated auditor's report; and
(c)	management's discussion and analysis of results of operations and financial condition of Total Energy for the year ended December 31, 2016 (the "Annual MD&A").
3.	TIME FOR DEPOSIT
The Offer remains open for acceptance until 11:59 p.m. (Pacific Time) on March 24, 2017, unless the Offer is extended by Total Energy (as extended, if applicable, the "Expiry Time") or withdrawn by Total Energy. If Total Energy elects or is required to extend the Expiry Time for the Offer, it will publicly announce the new Expiry Time and, if required by applicable Canadian Securities Laws, Total Energy will mail you a copy of the notice of variation.
4.	MANNER OF ACCEPTANCE
Savanna Common Shares may be deposited under the Offer in accordance with Section 3 of the Offer, "Manner of Acceptance".

A Savanna Shareholder who has validly deposited, and not withdrawn, his/her/its Savanna Common Shares under the Offer, using the Letter of Transmittal that accompanied the Original Offer and Circular, need take no further action to accept the Offer, unless he/she/it: (i) is an Eligible Holder; (ii) has not already submitted an Amended Letter of Transmittal; and (iii) wishes to make the Tax Election. Each such Eligible Holder, who wishes to make the Tax Election, must complete an Amended Letter of Transmittal (including the Tax Election therein) and submit the Amended Letter of Transmittal to the Depositary prior to the Expiry Time.  The failure by any such Eligible Holder to provide the Depositary with an Amended Letter of Transmittal will prevent him/her/it from making the Tax Election.  See Section 1 of the First Notice of Variation, entitled "Increase to the Offer Consideration" under the subheading "Tax Considerations – Canada – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada".
Savanna Shareholders who have already validly deposited (and not withdrawn) their Savanna Common Shares under the Offer, using the Letter of Transmittal that accompanied the Original Offer and Circular, and who do not submit an Amended Letter of Transmittal to the Depositary will be considered to have disposed of a portion of such Savanna Common Shares for Total Common Shares and to have disposed of the remaining portion of such Savanna Common Shares for cash in the proportions described under the heading "Offer Consideration" on page 4 of the Amended Letter of Transmittal.   See Section 1 of the First Notice of Variation, entitled "Increase to the Offer Consideration" under the subheading "Tax Considerations – Canada – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Savanna Common Shares Pursuant to the Offer – Disposition of Savanna Common Shares Where No Indication to Make a Subsection 85(1) Tax Election".
5.	TAKE-UP AND PAYMENT FOR DEPOSITED SAVANNA COMMON SHARES
Total Energy will take-up and pay for tendered Savanna Common Shares validly deposited under the Offer and not properly withdrawn in the manner set out in Section 6 of the Offer, "Take-up and Payment for Deposited Savanna Common Shares".
6.	RIGHT TO WITHDRAW DEPOSITED SAVANNA COMMON SHARES
Savanna Shareholders have the right to withdraw Savanna Common Shares deposited under the Offer in the manner set out in Section 8 of the Offer, "Right to Withdraw Deposited Savanna Common Shares" (as amended by the First Notice of Variation).
7.	CONSEQUENTIAL AMENDMENTS TO THE ORIGINAL OFFER AND CIRCULAR AND OTHER DOCUMENTS
The Original Offer and Circular, the First Notice of Variation, the Letter of Transmittal that accompanied the Original Offer and Circular, the Amended Letter of Transmittal that accompanied the First Notice of Variation, and the Notice of Guaranteed Delivery should be read together with this Notice of Variation, and, to the extent not otherwise set out in this document, the Original Offer and Circular, the First Notice of Variation, the Letter of Transmittal that accompanied the Original Offer, the Amended Letter of Transmittal that accompanied the First Notice of Variation and the Notice of Guaranteed Delivery are deemed to be amended, as of the date hereof, to give effect to the waiver of the condition set out in this Notice of Variation. Except as otherwise set out in this document, the terms and conditions of the Original Offer and the information in the Original Offer and Circular, the First Notice of Variation, the Letter of Transmittal that accompanied the Original Offer (as deemed to be amended by the First Notice of Variation), the Amended Letter of Transmittal that accompanied the First Notice of Variation and the Notice of Guaranteed Delivery (as deemed to be amended by the First Notice of Variation) continue to be applicable in all respects.
8.	NOTICE AND DELIVERY
The Original Offer and Circular, the First Notice of Variation, the Letter of Transmittal that accompanied the Original Offer and Circular, the Amended Letter of Transmittal that accompanied the First Notice of Variation and Notice of Guaranteed Delivery that accompanied the Original Offer and Circular were, and this Notice of Variation is, being sent to registered owners of Savanna securities. Total Energy does not intend to send this Notice of

Variation to non-registered owners of Savanna securities generally, but may determine to send this Notice of Variation to selected non-registered owners of Savanna securities in response to requests or otherwise. If you are a non-registered owner of Savanna securities, and Total Energy or its agent has sent these materials directly to you, your name and address and information about your holdings of Savanna securities have been obtained, in accordance with applicable regulatory requirements, from the intermediary holding such securities on your behalf.
9.	STATUTORY RIGHTS
Securities legislation in the provinces and territories of Canada provides Savanna Shareholders with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to such Savanna Shareholders. However, such rights must be exercised within prescribed time limits. Savanna Shareholders should refer to the applicable provisions of the Securities Laws of their province or territory for particulars of those rights or consult with a lawyer.
Such rights may in certain cases need to be exercised through CDS or Cede & Co. on behalf of a Savanna Shareholder. Savanna Shareholders should accordingly also contact their broker or other nominee for assistance as required.
10.	DIRECTORS' APPROVAL
The contents of this Notice of Variation have been approved and the sending thereof to the Savanna Shareholders and the holders of Convertible Securities (as defined in the Glossary of this document) has been authorized by the Total Board.

NOTICE TO SAVANNA SHAREHOLDERS IN THE UNITED STATES
This section replaces in its entirety the section "Notice to Savanna Common Shareholders in the United States" in the Original Offer and Circular. Savanna Shareholders in the United States should read this section and not such section in the Original Offer and Circular.
The Offer is being made for the securities of a Canadian foreign private issuer that does not have securities registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, the Offer is not subject to Section 14(d) of the Exchange Act, or Regulation 14D promulgated thereunder.
All references to "$" and "dollars" in this "Notice to Savanna Shareholders in the United States" are stated in lawful currency of the United States of America.
The Offer is being conducted in accordance with Section 14(e) of the Exchange Act and Regulation 14E promulgated thereunder. Total Energy, a Canadian foreign private issuer, is permitted under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Securities Laws in force in Canada.
Savanna Shareholders who are resident in, or citizens of, the United States should be aware that the disposition of their Savanna Common Shares and the acquisition by them of Total Common Shares, representing partial consideration under the Offer, as described herein, may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein and such Savanna Shareholders are encouraged to consult their tax advisors. See Section 1 of the First Notice of Variation under the headings "Tax Considerations – Canada – Certain Canadian Federal Income Tax Considerations" and "Tax Considerations – United States – Certain United States Federal Income Tax Considerations".
No offer to sell or solicitation of an offer to buy Total Common Shares pursuant to the Offer is made in the U.S. states of Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, the District of Columbia, Florida, Illinois, Kentucky, Louisiana, Maryland, Massachusetts, Montana, Nebraska, Nevada, New Jersey, North Carolina, Ohio, Oregon, Pennsylvania, Rhode Island, Tennessee, Texas, Utah, Virginia, Washington, West Virginia and Wyoming or in Puerto Rico (collectively, the "Restricted States") except to a person who qualifies as an "exempt institutional investor" in the applicable Restricted State.
Savanna Shareholders who reside in one of the Restricted States and who wish to tender their Savanna Common Shares to the Offer in exchange for Total Common Shares (representing partial consideration under the Offer) must qualify as an "exempt institutional investor" in such jurisdiction. The criteria that must be satisfied to qualify as an exempt institutional investor in each of the Restricted States is set out below:
Alabama
A bank, savings institution, credit union, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, or to a dealer, whether the purchaser is acting for itself or in some fiduciary capacity.

Alaska
Banks, savings institutions, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, pension or profit-sharing trusts, or to broker-dealers, whether the purchasers are acting for themselves or in some fiduciary capacity.

Arizona
A bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit sharing trust or other financial institution or institutional buyer or a dealer whether the purchaser is acting for itself or in a fiduciary capacity.

Arkansas
A bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, or other financial institution or institutional buyer, or to a broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity.

California
Banks, savings and loan associations, trust companies, insurance companies, investment companies registered under the Investment Company Act of 1940, pension or profit-sharing trusts (other than pension or profit-sharing trusts of the issuer, self-employed individual retirement plans or individual retirement accounts), or certain other institutional investors or governmental agencies or instrumentalities designated by the Commissioner of Corporations, or to broker-dealers, provided that the purchaser represents that it is purchasing for its own account (or as trustee) for investment and not with a view to or for sale in connection with any distribution of the securities.

Colorado
A depository institution; insurance company; separate account of an insurance company; investment company registered under, or business development company as defined in, the federal Investment Company Act of 1940; private business development company as defined in the federal Investment Advisers Act of 1940; an employee pension, profit-sharing, or benefit plan having total assets in excess of $5,000,000 or whose investment decisions are made by a named fiduciary, as defined in the Employee Retirement Income Security Act of 1974, that is either a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the federal Investment Advisers Act of 1940, a depository institution, or an insurance company; an entity, other than an individual, a substantial part of whose business activities consists of investing, purchasing, selling, or trading in securities of more than one issuer and not of its own issue and that has total assets in excess of $5,000,000 as of the end of its latest fiscal year; small business investment company licensed by the federal small business administration under the federal Small Business Investment Act of 1958; to any other institutional buyer or to a broker-dealer; whether the purchaser is acting for itself or in a fiduciary capacity.

Connecticut
Banks and trust companies, national banking associations, savings banks, savings and loan associations, federal savings and loan associations, credit unions, federal credit unions, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, pension or profit-sharing trusts, or other financial institutions or institutional buyers, or to broker-dealers, whether acting for themselves or in some fiduciary capacity.

Delaware (1)
Banks, savings institutions, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, pension or profit-sharing trusts, or other financial institutions or institutional buyers, or to broker-dealers, whether acting for themselves or in some fiduciary capacity, except if the institutional buyer is in fact acting only as agent for another purchaser that is not one of the above institutions.

District of Columbia
A depository institution; insurance company; investment company registered under the Investment Company Act of 1940; business development company as defined in the Investment Company Act of 1940; an employee pension, profit-sharing, or benefit plan having total assets in excess of $5,000,000 or whose investment decisions are made by a named fiduciary, as defined in the Employee Retirement Income Security Act of 1974, that is either a broker-dealer registered under the Exchange Act, an Investment Adviser registered or exempt from registration under the federal Investment Advisers Act of 1940, a depository institution or an insurance company; a "qualified institutional buyer" as defined in SEC Rule 144A; a broker-dealer; an accredited investor as defined in SEC Rule 501(a); a limited liability company with net assets of at least $500,000; and any other financial institution or institutional buyer, whether acting for itself or others in a fiduciary capacity.

Florida
A bank or trust company, savings institution, insurance company, dealer, investment company as defined by the Investment Company Act of 1940, or pension or profit-sharing trust or qualified institutional buyer as defined in SEC Rule 144A, as such rule existed on November 1, 1992, whether any such entity is acting in its individual or fiduciary capacity; provided that the offer or sale of securities is not for the direct or indirect promotion of any scheme or enterprise with the intent of violating or evading any provision of the Florida Securities Act.

Illinois (2)
Any corporation, bank, savings bank, savings institution, savings and loan association, trust company, insurance company, building and loan association, or dealer; to a pension fund or pension trust, employees' profit-sharing trust, other financial institution or institutional investor, or any government or political subdivision or instrumentality thereof, whether the purchaser is acting for itself or in some fiduciary capacity; to any partnership or other association engaged as a substantial part of its business or operations in purchasing or holding securities; to any trust in respect of which a bank or trust company is trustee or co-trustee; to any entity in which at least 90% of the equity thereof is owned by the directors, executive officers or general partners of such entity or by the above institutions or by individual "accredited investors" as defined in Regulation D, Rule 501(a) (5) or (6) under the U.S. Securities Act (as defined in the Glossary of this document); or to any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (i) having total assets in excess of $5,000,000, or (ii) whose investment decisions are made by a plan fiduciary, as defined in the Employee Retirement Income Security Act of 1974, that is either a bank, savings and loan association, insurance company, registered investment adviser or investment adviser registered under the Investment Advisers Act of 1940, or (iii) in the case of a self-directed plan, whose investment decisions are made solely by the above persons or institutions; to any plan with total assets in excess of $5,000,000 established and maintained by, and for the benefit of the employees of, any state or political subdivision or agency or instrumentality thereof; an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, or to any Massachusetts or similar business trust or any partnership if such organization, trust or partnership has total assets in excess of $5,000,000.

Kentucky (3)
A bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, or other financial institution or institutional buyer, or to a broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity.

Louisiana
Any bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, real estate investment trust, small business investment corporation, pension or profit-sharing plan or trust, other financial institution, or any dealer, whether the purchaser is acting for itself or in some fiduciary capacity.

Maryland (4)
Banks, savings and loan associations, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, employee benefit plans with assets of not less than $1,000,000, governmental agencies or instrumentalities, investment advisers with assets under management of not less than $1,000,000, or broker-dealers, whether acting for themselves or as trustees or as fiduciaries with investment control, or other institutional investors as designated by rule or order of the Commissioner.

Massachusetts (5)	Banks, savings institutions, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, pension or profit-sharing trusts, or other financial institutions or institutional buyers, or to broker-dealers, whether acting for themselves or in some fiduciary capacity.

Montana (3)
Bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, or other financial institution or institutional buyer, or to a broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity.

Nebraska (6)
Bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, or other financial institution or institutional buyer, to an individual accredited investor, or to a broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity. The term "individual accredited investor" means (a) any director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer or general partner of a general partner of that issuer, (b) any manager of a limited liability company that is the issuer of the securities being offered or sold, (c) any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his or her purchase, exceeds one million dollars ($1,000,000), or (d) any natural person who had an individual income in excess of two hundred thousand dollars ($200,000) in each of the two most recent years or joint income with that person's spouse in excess of three hundred thousand dollars ($300,000) in each of those years and has a reasonable expectation of reaching the same income level in the current year.

Nevada (7)
A depository institution; insurance company; separate account of an insurance company; investment company as defined in the Investment Company Act of 1940; an employee pension, profit-sharing, or benefit plan having total assets in excess of $5,000,000 or whose investment decisions are made by a named fiduciary, as defined in the Employee Retirement Income Security Act of 1974, that is either a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, a depository institution, or an insurance company; to any other institutional buyer; whether acting for itself or others in a fiduciary capacity other than as an agent; or to a broker-dealer.

New Jersey
Banks, savings institutions, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, pension or profit-sharing trusts, or other financial institutions or institutional buyers, including Qualified Institutional Buyers as defined in SEC Rule 144A, or to broker-dealers, whether acting for themselves or in a fiduciary capacity.

North Carolina
Any entity which has a net worth in excess of $1,000,000 as determined by generally accepted accounting principles, any bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, or other financial institution or institutional buyer, or to any dealer, whether the purchaser is acting for itself or in some fiduciary capacity. The term entity includes a corporation, joint-stock company, limited liability company, business trust, limited partnership or other partnership in which the interests of the partners are evidenced by a security, trust in which the interests of the beneficiaries are evidenced by a security, any other unincorporated organization in which two or more persons have a joint or common economic interest evidenced by a security, and governmental or political subdivision of a government.

Ohio
A bank, trust company, savings and loan association, savings bank, credit union incorporated or organized under the laws of a state, the United States, Canada or any province of Canada that is subject to regulation or supervision by that country, state, or province, or any international banking institution; any insurance company or separate account of an insurance company; an investment company; broker-dealer registered under the Exchange Act, or licensed by the Ohio Division of Securities as a dealer; an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, or an investment adviser registered under the Ohio Securities Act, a bank, or an insurance company; a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in ERISA that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, or an investment adviser registered under the Ohio Securities Act, a bank, or an insurance company; a trust (except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans) with total assets in excess of $10,000,000 if its trustee is a depository institution, and its participants are exclusively employee pension, profit-sharing, or benefit or governmental plans described above regardless of the size of their assets; an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $10,000,000; a small business investment company licensed under Section 301(c) of the Small Business Investment Act of 1958 with total assets in excess of $10,000,000; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 with total assets in excess of $10,000,000; a federal covered investment adviser acting for its own account; a qualified institutional buyer as defined in Rule 144A(a)(1), other than Rule 144A(a)(i)(H), adopted under the U.S. Securities Act; a "major United States institutional investor" as defined in Rule 15a-6(b)(4)(i) adopted under the Exchange Act; or any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the Ohio Securities Act; whether acting for itself or for others in a fiduciary capacity; or a federal covered investment adviser acting for its own account.

Oregon (3)
Securities rated in the first four ratings by Standard & Poor's Corporation or Moody's Investors Service, Inc. may be sold to anyone. Securities not so rated may be sold only to a bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust, or other financial institution or institutional buyer, or to a broker-dealer, mortgage broker or mortgage banker, whether the purchaser is acting for itself or in a fiduciary capacity when the purchaser has discretionary authority to make investment decisions.

Pennsylvania (8)
Broker-dealers, insurance companies, pension or profit sharing plans or trusts (except a municipal pension plan or system), investment companies as defined in the Investment Company Act of 1940, banks, savings banks, savings institutions, savings and loan associations, thrift institutions, trust companies or similar organizations organized or chartered under the laws of the United States or any of its territories or possessions, or of any state, the District of Columbia or Puerto Rico, which are authorized to and receive deposits, are supervised and examined by officials or agencies of the organizing or chartering entity, and whose deposits are insured by the Federal Deposit Insurance Corporation or a successor authorized by Federal law, or persons, other than individuals, controlling any of the foregoing, the Federal Government, State or any agency or political subdivision thereof, except public school districts of Pennsylvania, or any other person so designated by regulation of the Pennsylvania Securities Commission, whether the buyers are acting for themselves or in some fiduciary capacity.

Puerto Rico (3)
Any bank, savings institution, trust company, insurance company, investment company as defined in the Investment Companies Act of Puerto Rico, pension or profit-sharing trust, or other financial institution or institutional buyer, or to any broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity.

Rhode Island (3)
A depository institution; insurance company; a separate account of an insurance company, investment company as defined in the Investment Company Act of 1940; an employee pension, profit-sharing or benefit plan having total assets in excess of $5,000,000 or whose investment decisions are made by a plan fiduciary, as defined in the Employee Retirement Income Security Act of 1974, that is either a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, a depository institution, or an insurance company; to any other institutional buyer, whether acting for itself or others in a fiduciary capacity; or to a broker-dealer.

Tennessee
Banks, trust companies, insurance companies, investment companies registered under the Investment Company Act of 1940, as amended, holding companies which control any of the foregoing, trusts or funds over which any of the foregoing has or shares investment discretion, a pension or profit-sharing plan, an institutional buyer (as the Commissioner may further define by rule), or any other person engaged as a substantial part of its business in investing in securities, in each case having a net worth in excess of $1,000,000, or to broker-dealers.

Texas (9)
Any bank, trust company, building and loan association, insurance company, surety or guaranty company, savings institution, credit union, savings and loan association, federal savings bank, investment company as defined in the Investment Company Act of 1940, small business investment company as defined in the Small Business Investment Act of 1958, as amended, or any registered dealer actually engaged in buying and selling securities, or to certain institutional investors designated by regulation of the Texas Securities Board, provided the purchaser is purchasing for its own account or as trustee of a trust not specifically formed to purchase the securities and is not acting as agent for another person which is not one of the above institutions.

Utah (3)
Depository institutions; trust companies; insurance companies; investment companies as defined in the Investment Company Act of 1940; pension or profit-sharing trusts; other financial institutions or institutional investors; or to broker-dealers; whether acting for themselves or in some fiduciary capacity.

Virginia	Any corporation, investment company or pension or profit-sharing trust or to a broker-dealer.

Washington (10)
A bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, or other financial institution or institutional buyer, or to a broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity.

West Virginia (11)
 Banks, savings institutions, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, pension or profit-sharing trusts, or other financial institutions or institutional buyers, or to broker-dealers, whether acting for themselves or in some fiduciary capacity.

Wyoming (3)	Banks, savings institutions, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, pension or profit-sharing trusts, or other financial institutions or institutional buyers, or to broker-dealers, whether acting for themselves or in some fiduciary capacity.

Notes:

(1)	The term "institutional buyers" has been defined by regulation to include the following: (i) an accredited investor, as that term is defined in Rule 501(a)(1)-(4), (7) and (8) of Regulation D under the U.S. Securities Act excluding, however, any self-directed employee benefit plan with investment decisions made solely by persons that are accredited investors as defined in Rule 501(a)(5) and (6) of Regulation D; (ii) any Qualified Institutional Buyer as defined in Rule 144A(a)(1) under the U.S. Securities Act; and (iii) a corporation, partnership, trust, estate, or other entity (excluding individuals) having a net worth of not less than $5,000,000 or a wholly-owned subsidiary of such entity, as long as the entity was not formed for the purpose of acquiring the securities.
(2)	The terms "financial institution" or "institutional investor" have been defined by regulation to include but not be limited to: (i) a manager of investment accounts on behalf of other than natural persons who, with affiliates, exercises sole investment discretion with respect to such accounts, provided there are more than 10 such accounts having a fair market value of not less than $10,000,000; (ii) investment companies, universities and other organizations whose primary purpose is to invest its own assets or those held in trust by it for others; (iii) trust accounts and individual or group retirement accounts in which a bank, trust company, insurance company or savings and loan institution acts in a fiduciary capacity; (iv) foundations and endowment funds exempt from taxation under the Internal Revenue Code of 1986, a principal business function of which is to invest funds to produce income in order to carry out the purpose of the foundation or fund.
(3)	The relevant regulatory agency has opined or stated that Qualified Institutional Buyers under SEC Rule 144A fall within the definition or meaning of "institutional investor" or "institutional buyer".
(4)	The institutional investors designated by rule of the Commissioner of Securities include: (a) an accredited investor as defined in Rule 501(a)(1) - (3), (7) and (8) of Regulation D under the U.S. Securities Act; and (b) a Qualified Institutional Buyer within the meaning of Rule 144A under the U.S. Securities Act.
(5)	The term institutional buyer includes, but is not limited to: (1) a small business investment company licensed by the United States Small Business Administration; (2) a private business development company as defined in the Investment Advisers Act of 1940, as amended; (3) a business development company as defined in the Investment Company Act of 1940, as amended; (4) an entity with total assets in excess of $5,000,000 and which is either (a) a company (whether a corporation, Massachusetts or similar business trust, partnership, limited liability company or limited liability partnership) not formed for the specific purpose of acquiring the securities offered, a substantial part of whose business activities consists of investing, purchasing, selling or trading in securities of others and whose investment decisions are made by persons reasonably believed by the seller to have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment or (b) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986; and (5) a Qualified Institutional Buyer as defined in 17 CFR 230.144A(a).
(6)	The following have been added to the list of exempt institutional investors by the Bureau of Securities: (1) a business development company as defined in the Investment Company Act of 1940; (2) a small business investment company licensed by the United States Small Business Administration. In an interpretative opinion, the Bureau of Securities has limited the scope of the term pension or profit-sharing trust to mean an employee benefit plan, as defined in Title I of the Employee Retirement Income Security Act of 1974, if: (a) investment decisions are made by a plan fiduciary, as defined in the Employee Retirement Income Security Act of 1974, which is either a bank, insurance company or registered investment adviser or (b) the plan has total assets in excess of $5,000,000.
(7)	The Administrator will interpret "institutional buyer" to include, without limitation, any accredited investor as defined under Rule 501 of Regulation D of the U.S. Securities Act.
(8)	Persons designated by regulation of the Pennsylvania Securities Commission include: (1) a corporation or business trust or a wholly-owned subsidiary of such person which has been in existence for 18 months and which has a tangible net worth on a consolidated basis, as reflected in its most recent audited financial statements, of $10 million or more; (2) a college, university, or other public or private institution which has received exempt status under Section 501(c)(3) of the Internal Revenue Code of 1954 and which has total endowment or trust funds, including annuity and life income funds, of $5 million or more according to its most recent audited financial statements, provided that the aggregate dollar amount of securities being sold to the person under the exemption contained in Section 203(c) of the Pennsylvania Securities Act of 1972 (the "Act") may not exceed 5.0% of the endowment or trust funds; (3) a wholly-owned subsidiary of a bank as defined in Section 102(d) of the Act and Section 102.041 of the Regulations of the Pennsylvania Securities Commission (relating to banking institutions and savings and loan institutions); (4) a person, except an individual or an entity whose securityholders consist entirely of one individual or group of individuals who are related, which is organized primarily for the purpose of purchasing, in non-public offerings, securities of corporations or issuers engaged in research and development activities in conjunction with a corporation and which complies with one of the following: (i) has purchased $5 million or more of the securities offered excluding both of the following: (A) a purchase of securities of a corporation in which the person directly or beneficially owns more than 50% of the issuing corporation's voting securities, but securities purchased under a leveraged buy-out financing in which the person does not intend to provide direct management to the issuer, shall not be excluded, or (B) any dollar amount of a purchase of securities of a corporation which investment represents more than 20% of the person's net worth; (ii) is capitalized at $2,500,000 or more and is controlled by an individual controlling a person which meets the criteria contained in subparagraph (i); (iii) is capitalized at $10 million or more and has purchased $500,000 or more of the securities, excluding a purchase of securities of a corporation in which the person directly or beneficially owns more than 50% of the corporation's voting securities; (iv) is capitalized at $250,000 or more and is a person who is promoted and controlled by individuals controlling a person meeting the criteria of subparagraph (4)(i), (ii) or (iii) above and which is formed exclusively for the purpose of purchasing securities of issuers in various amounts and on the same terms and conditions as persons promoted and controlled by individuals controlling a person meeting the criteria of subparagraph (4)(i), (ii) or (iii) above (a "side-by-side fund"); (5) a Small Business Investment Company as that term is defined in Section 103 of the Small Business Investment Act of 1958, which either: (i) has total capital of $1 million or more; or (ii) is controlled by institutional investors as defined in Section 102(k) of the Act or as herein defined; (6) a Seed Capital Fund, as defined in Section 2 and authorized in Section 6 of the Pennsylvania Small Business Incubators Act; (7) a Business Development Credit Corporation, as authorized by the Pennsylvania Business Development Credit Corporation Law; (8) a person whose securityholders consist solely of institutional investors or broker-dealers; (9) a Qualified Institutional Buyer as defined in Rule 144A under the U.S. Securities Act; and (10) a Qualified Pension and Profit Sharing and Stock Bonus Plan under section 401 of the Internal Revenue Code of 1986 (KEOGH), an Individual Retirement Account under section 408 of the Internal Revenue Code of 1986 (IRA) and a Simplified Employee Pension under section 408(k) of the Internal Revenue Code of 1986 (SEP) if the KEOGH, IRA or SEP has (a) plan assets of $5 million or more, or (b) retained, on an ongoing basis, the services of a person knowledgeable and experienced in financial and business matters to render professional investment management advice and has investments of $500,000 or more in securities.

(9)	The institutional investors designated by the Texas Securities Board include: (i) an accredited investor, as that term is defined in Rule 501(a)(1)-(4), (7) and (8) of Regulation D under the U.S. Securities Act excluding, however, any self-directed employee benefit plan whose investment decisions are made solely by persons that are accredited investors as defined in Rule 501(a)(5) - (6) of Regulation D; (ii) any Qualified Institutional Buyer as defined in Rule 144A(a)(1) under the U.S. Securities Act; (iii) a corporation, partnership, trust, estate, or other entity (excluding individuals) having a net worth of not less than $5,000,000 or a wholly-owned subsidiary of such entity, as long as the entity was not formed for the purpose of acquiring the Securities.
(10)	The Administrator has included the following as institutional buyers: (a) a corporation, business trust or partnership, or a wholly-owned subsidiary thereof, which has been in operation for at least twelve months and has a net worth on a consolidated basis of at least $10,000,000 as determined by the entity's most recent audited financial statements (which must be dated within 16 months of the transaction in the securities offered); (2) any entity which has been granted exempt status under Section 501(c)(3) of the Internal Revenue Code of 1986, having total endowment or trust funds of $5,000,000 or more according to its most recent audited financial statements (which must be dated within 16 months of the transaction in the securities offered); (3) any wholly-owned subsidiary of a bank, savings institution, insurance company or investment company as defined in the Investment Company Act of 1940; (4) any other entity or person, other than a natural person, which the Administrator specifies as having sufficient expertise and financial strength to bear the risks of purchasing unregistered securities. The Administrator has also indicated that "no action" would be taken with respect to sales to Qualified Institutional Buyers, as defined in Rule 144A under the U.S. Securities Act.
(11)	The term institutional buyer has been defined by the Commissioner of Securities to include: a corporation, business trust, partnership, limited liability company, limited liability partnership or wholly owned subsidiary of any of the aforementioned entities or an entity which has been granted exempt status under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, which has been operating on a continuing basis for at least twelve months and which has a net worth of at least $5,000,000, a substantial part of whose business activities consists of investing, purchasing, selling or trading in securities issued by others and whose investment decisions are made by persons who are reasonably believed by the seller to have such knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of investment; a small business investment company licensed by the United States Small Business Administration under the Small Business Investment Act of 1958, as amended; a private business development company as defined by the Investment Advisers Act of 1940, as amended; a business development company as defined in the Investment Company Act of 1940, as amended; a wholly-owned subsidiary of a bank, savings institution, insurance company, or investment company; or a qualified institutional buyer as defined in 144A(a) adopted under the U.S. Securities Act.
The following summary sets out information concerning the ability of U.S. Persons to participate in the Offer.
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If you reside in one of the following states, you may accept the Offer and receive Total Common Shares (as partial consideration under the Offer) in exchange for any Savanna Common Shares that you tender to the Offer: Georgia, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Michigan, Minnesota, Mississippi, Missouri, New Hampshire, New Mexico, New York, North Dakota, Oklahoma, South Carolina, South Dakota, Vermont and Wisconsin (each, a "Non-restricted State"). You are not required to be an "exempt institutional investor" to accept the Offer and receive Total Common Shares (as partial consideration) under the Offer if you reside in a Non-restricted State.

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If you reside in one of the Restricted States (as defined above on page 9 of this document), you may accept the Offer and receive Total Common Shares as partial consideration under the Offer for any Savanna Common Shares that you tender to the Offer, provided you are an "exempt institutional investor" under the laws of your state of residence. If you are an "exempt institutional investor" under the laws of your state of residence, and wish to tender Savanna Common Shares to the Offer, you may be required to certify your status as an "exempt institutional investor" to Total Energy and the Depositary and should contact the Information Agent or the Depositary for additional information in that regard.

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If you reside in one of the Restricted States and you are not an "exempt institutional investor" under the laws of your state of residence, you may accept the Offer, but you are not entitled to receive Total Common Shares as partial consideration for the Savanna Common Shares that you tender to the Offer. As noted under Section 6 of the Original Offer (page 27 of the Original Offer and Circular), Total Energy proposes to deliver to the Depositary, the Total Common Shares that Savanna Shareholders who are non-residents of Canada would otherwise have been entitled to receive (as partial consideration) under the Offer, but are prohibited from receiving, due to applicable securities laws (such shareholders being referred to in this document, as the "Non-exempt Shareholders"). The Depositary or its nominee will, as agent for the Non-exempt Shareholders, sell, or cause to be sold (through a broker in Canada and on the Toronto Stock Exchange), those Total Common Shares that would otherwise be issuable to Non-exempt Shareholders, after the payment date for the Savanna Common Shares taken up or otherwise acquired under the Offer. After completion of such sales, the Depositary will distribute the aggregate net proceeds of sale, after expenses, commissions and applicable withholding taxes, pro rata, among the Non-exempt Shareholders. Any sales of Total Common Shares described above will be completed as soon as practicable after the date on which Total Energy takes up and pays for the Savanna Common Shares of Non-exempt Shareholders under the Offer and will be done in a manner intended to maximize consideration to be received from the sale of Total Common Shares and to minimize any adverse impact of the sale on the market for the Total Common Shares.

Prior to the Expiry Time, Total Energy may take additional steps to register the Total Common Shares to be issued in connection with the Offer in accordance with the securities laws of certain states in the United States.  In the event that Total Energy takes any such steps, it will provide notice thereof to Savanna Shareholders as required by applicable law, including by issuing a news release at the relevant time.
Registration of Total Common Shares under the U.S. Securities Act to Address Rule 802 Availability
At the time it announced its intention to make the Original Offer on November 23, 2016 and at the time it formally commenced the Original Offer on December 9, 2016, Total Energy determined that the percentage of Savanna Common Shares held by residents of the United States was less than 10% of the total number of issued and outstanding Savanna Common Shares, and accordingly that Total Energy was able to rely upon an exemption from registration available under Rule 802 (as defined in the Glossary of this document) under the U.S. Securities Act, which provides, among other things, that, in the context of an unsolicited offer, the offeror is entitled to presume that the percentage of shares subject to an offer owned by persons resident in the United States is less than 10%, if the principal trading market for the applicable shares is outside the United States and the offeror does not know or have reason to know that the level of United States ownership of the applicable securities exceeds 10%.
However, in order to facilitate the issuance of the Total Common Shares under the Offer to Savanna Shareholders in the United States and address any assertions that the exemption provided by Rule 802 is not available to Total Energy, Total Energy made the necessary filings in the United States to register, under the U.S. Securities Act, the Total Common Shares that may be distributed to U.S. holders of Savanna Common Shares under the Offer.
If it were determined that Total Energy did not satisfy the conditions of Rule 802, certain of our activities in the United States related to the Offer could be found to be a violation of Section 5 of the U.S. Securities Act.  If a violation of Section 5 were found to have occurred, each Savanna Shareholder in the United States who acquires Total Common Shares under the Offer could have the right to rescind its purchase of the Total Common Shares, meaning that Total Energy could be required to refund the purchase price of the Total Common Shares to each such purchaser who elected rescission.
U.S. Auditor Independence Requirements
During 2015, KPMG LLP ("KPMG Canada") provided non-audit services, with success-based fee arrangements, to Total Energy, which are prohibited under SEC independence rules.  However, these services are permissible under the independence requirements of the CPA Alberta Rules of Professional Conduct applicable to the audit of a reporting issuer audit client in the Province of Alberta and the IESBA Code of Ethics for Professional Accountants.  Specifically, Total Energy engaged KPMG Canada to assist in the preparation of claims under the Scientific Research and Experimental Development tax credit program of the Canada Revenue Agency ("CRA") for the 2012, 2013 and 2014 tax years. The fees totaling $21,364 were earned, billed and collected in 2015.
While the fee arrangements for these services are not permitted under SEC independence rules, KPMG Canada and Total Energy’s Audit Committee have concluded these matters did not affect KPMG Canada’s ability to be objective and apply impartial judgment in its audit of Total Energy’s 2015 financial statements.
Documents Forming Part of the Registration Statement
The following documents have been filed with the SEC as part of the registration statement of which this document forms a part: (a) the Original Offer; (b) the First Notice of Variation; (c) the Amended Letter of Transmittal; (d) Notice of Guaranteed Delivery; (e) the documents incorporated by reference in the Original Offer and Circular; (f) consents of KPMG LLP; (g) a consent of Bennett Jones LLP; and (h) powers of attorney from certain of Total Energy's officers and directors.

GLOSSARY
In this Notice of Variation, unless the context otherwise requires or unless defined elsewhere in this Notice of Variation, the following terms have the meanings set out below:
"ABCA" means the Business Corporations Act (Alberta), and the regulations thereunder, as amended from time to time;
"Affiliate" or "Affiliates" in the context of the statutory procedures under the ABCA described in the Original Offer and Circular, includes, in relation to a body corporate, any other corporation that is considered an affiliated corporation of that body corporate for purposes of the ABCA and otherwise includes, in relation to a Person, any other Person that constitutes an affiliate of the first Person for purposes of NI 62-104, and, unless the context requires otherwise, "Affiliate" or "Affiliates", when used in relation to Savanna, includes all general and limited partnerships in which Savanna has a direct or indirect ownership interest, including a minority interest;
"AIF" means the Total Energy annual information form, dated March 7, 2017, for the year ended December 31, 2016;
"AIMCo" means Alberta Investment Management Corporation;
"AIMCo Debt Facility" means the $200 million second lien senior secured credit facility of Savanna established by Savanna on December 13, 2016;
"Annual MD&A" means management's discussion and analysis of results of Total Energy’s operations and financial condition for the year ended December 31, 2016;
"Amended Letter of Transmittal" means the letter of transmittal that accompanied the First Notice of Variation, which reflected the amendment and increase of the consideration payable under the Offer as set out in the First Notice of Variation;
"Arrangement Agreement" means the arrangement agreement, dated March 8, 2017, between Savanna and Western with respect to the Western Arrangement and all amendments and restatements thereof (if any);
"Break Fee" means the $15 million break fee payable in certain circumstances by Savanna to Western as provided for in the Arrangement Agreement;
"Business Day" means any day of the week, other than a Saturday, a Sunday or a statutory or civic holiday observed in Calgary, Alberta or Toronto, Ontario;
"CDS" means CDS Clearing and Depository Services Inc., or its nominee, which is, at the date hereof, CDS & Co.;
"Circular" means the take-over bid circular accompanying the Original Offer and forming a part thereof, including Annex A appended thereto;
"Compulsory Acquisition" has the meaning ascribed thereto in Section 20 of the Circular, "Acquisition of Savanna Common Shares Not Deposited Under the Offer";
"Convertible Securities" means all securities convertible into, or exchangeable or exercisable for, Savanna Common Shares or otherwise evidencing a right to acquire any Savanna Common Shares or other securities of Savanna and including, without limitation, Options, DSUs, PSUs and RSUs;
"Depositary" means Computershare Investor Services Inc., or such other Person as Total Energy may appoint to act as a depositary in relation to the Offer;
"DRS Statement" means a Direct Registration System statement;

"DSU" means a deferred common share unit award of Savanna granted under the DSU Plan;
"DSU Plan" means the deferred common share unit plan of Savanna;
"EBITDA" means earnings before interest, taxes, depreciation and amortization;
"Eligible Holder" means a Savanna Shareholder, that at all relevant times, is resident, or is deemed to be resident in Canada and who is not exempt from Canadian tax under the Income Tax Act (Canada);
"ERISA" means Employee Retirement Income Security Act of 1974, as amended;
"Exchange Act" has the meaning ascribed thereto on page 9 (first paragraph) of this Notice of Variation, "Notice to Savanna Shareholders in the United States";
"Expiry Date" means the date on which the Expiry Time occurs;
"Expiry Time" has the meaning ascribed thereto in Section 3 of this Notice of Variation, entitled "Time for Deposit";
"First Notice and Variation" means the Notice of Change and Variation of the Offeror dated March 1, 2017;
"Fully-Diluted Basis" means, with respect to the number of Savanna Common Shares at any time, the number of Savanna Common Shares that would be outstanding assuming all Options, PSUs, RSUs, DSUs and any other rights to receive Savanna Common Shares outstanding at that time (whether or not yet exercisable or convertible) have been exercised or converted in accordance with their terms (as such terms have been publicly disclosed by Savanna);
"Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
"Highly Dilutive Refinancing" means the financing transactions completed by Savanna on December 13, 2016;
"IFRS" means International Financial Reporting Standards and applicable accounting requirements set by the International Accounting Standards Board or any successor thereto as in effect from time to time;
"Information Agent" means Laurel Hill Advisory Group, or such other Person as Total Energy may retain to act as an information agent in relation to the Offer;
"Interested Common Shareholders" means any Savanna Shareholder who would be excluded from voting as part of the minority in any Subsequent Acquisition Transaction relating to the Savanna Common Shares pursuant to Part 8 of MI 61-101;
"Law(s)" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees, guidelines, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term "applicable" with respect to such Laws and in a context that refers to a Person, means such Laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or its business, undertaking, property or securities;
"Letter of Transmittal" means the letter of transmittal that accompanied the Original Offer and Circular, or the Amended Letter of Transmittal, as applicable;

"Locked-Up Shareholders" means collectively, Franklin Templeton Investments Corp., Invesco Canada Ltd. and Foyston, Gordon and Payne, Inc.;
"Minimum Tender Condition" has the meaning ascribed thereto on page (ii) of the cover pages of this document;
"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;
"NI 62-104" means National Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;
"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form accompanying the Original Offer and Circular, as amended by the First Notice of Variation and as updated by this Notice of Variation;
"Offer" has the meaning ascribed thereto on page (ii) of the cover pages of this document;
"Offer and Circular" has the meaning ascribed thereto on page (ii) of the cover pages of this document;
"Options" means the options to acquire Savanna Common Shares granted pursuant to the Savanna stock option plan;
"Original Circular" has the meaning ascribed thereto on page (ii) of the cover pages of this document;
"Original Offer" has the meaning ascribed thereto on page (i) of the cover pages of this document;
"Original Offer and Circular" has the meaning ascribed thereto on page (ii) of the cover pages of this document;
"Person" includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;
"PP&E" means property, plant and equipment;
"PSU" means a performance common share unit award of Savanna granted under the PSU Plan;
"PSU Plan" means the performance share unit plan of Savanna;
"Q1 2017 Dividend" means the dividend of $0.06 per Total Common Share (in respect of the quarter ending March 31, 2017), payable on April 28, 2017 to Total Energy shareholders of record as of the close of business on March 31, 2017;
"RSU" means a restricted common share unit award of Savanna granted under the RSU Plan;
"RSU Plan" means the restricted common share unit award plan of Savanna;
"Rule 802" means Rule 802 under the U.S. Securities Act;
"Savanna" means Savanna Energy Services Corp., a body corporate incorporated under the ABCA;
"Savanna Board" means the board of directors of Savanna;
"Savanna Common Shares" means the issued and outstanding common shares of Savanna, and, unless the context requires otherwise, includes common shares of Savanna issuable on the exercise, exchange or conversion of Convertible Securities;

"Savanna Notice of Change" means the Notice of Change to Directors' Circular of Savanna dated March 9, 2017;
"Savanna Senior Notes" means the 7.00% senior unsecured notes of Savanna due May 25, 2018;
"Savanna Shareholder" or "Savanna Shareholders" or "Common Shareholder" or "Common Shareholders" means a holder or holders of Savanna Common Shares (as applicable);
"SEC" has the meaning ascribed thereto on page (v) of the cover pages of this document;
"Securities Act" means the Securities Act (Alberta);
"Securities Laws" means the Securities Act and all other applicable securities Laws, including, unless otherwise noted, U.S. securities laws;
"Securities Regulatory Authorities" means the applicable securities commission or regulatory authority in each province and territory of Canada;
"SEDAR" means the System for Electronic Document Analysis and Retrieval, a filing system developed for the Securities Regulatory Authorities and accessible at www.sedar.com;
"Statutory Minimum Condition" has the meaning ascribed thereto on page (ii) of the cover pages of this document;
"Subsequent Acquisition Transaction" has the meaning ascribed thereto in Section 20 of the Original Circular, "Acquisition of Savanna Common Shares Not Deposited Under the Offer";
"Total Board" or "Offeror Board" means the board of directors of Total Energy;
"Total Common Shares" or "Offeror Common Shares" means the common shares in the capital of Total Energy;
"Total Energy" or "Offeror" means Total Energy Services Inc., a body corporate incorporated under the ABCA;
"TSX" means the Toronto Stock Exchange;
"U.S. Securities Act" means the United States Securities Act of 1933, as amended;
"Western" means Western Energy Services Corp., a body corporate incorporated under the ABCA;
"Western Arrangement" means the arrangement pursuant to Section 193 of the ABCA, on the terms and conditions set out in the Arrangement Agreement; and
"Western Shares" means the common shares in the capital of Western.

CERTIFICATE OF TOTAL ENERGY SERVICES INC.
Dated: March 13, 2017
The foregoing, together with the Original Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.
(signed) Daniel K. Halyk	(signed) Yuliya Gorbach
President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

On behalf of the Board of Directors of Total Energy Services Inc.

(signed) Bruce Pachkowski	(signed) Gregory S. Fletcher
Director	Director

C-1

SCHEDULE "A"
2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 Telephone: (403) 216-3939 Facsimile: (403) 234-8731 Website: www.totalenergy.ca

February 13, 2017
Via Email (CPotter@petersco.com)
STRICTLY PRIVATE AND CONFIDENTIAL
Peters & Co. Limited
2300 Jamieson Place
308 Fourth Avenue SW
Calgary, Alberta T2P 0H7
Attention: Mr. Christopher S. Potter, President & CEO
Dear Sirs:
Re: Savanna Energy Services Corp. ("Savanna")
We are writing to you in your capacity as financial advisor to Savanna.
We understand that (i) Savanna has solicited offers or expressions of interest from various third parties in the context of the strategic review process undertaken by Savanna (the "Process"), and (ii) offers/expressions of interest in that regard are due today.
As you likely know, the undersigned has publicly indicated that cooperation from Savanna in relation to the December 9, 2016 offer (the "Offer") made by Total Energy Services Inc. ("Total") to purchase all of the outstanding common shares of Savanna ("Savanna Shares") would be of value to Total as it would assist with the successful and efficient completion of the Offer and integration of operations.
Total would be prepared to submit a proposal for consideration by the board of directors of Savanna (the "Savanna Board"), which would contemplate increasing the Offer in exchange for the Savanna Board supporting the efforts to combine Savanna and Total.  However, before doing so, Total requires comfort that there are no other material conditions or expectations on the part of the Savanna Board that would prevent the combination of Savanna and Total from proceeding in an expeditious manner.
Specifically, Total would be prepared to vary the Offer through the addition of cash consideration, in an amount per Savanna Share mutually agreed between Total and the Savanna Board (the "Additional Consideration"), such that the Offer, as varied, would permit Savanna Shareholders to obtain 0.1300 of a Total Share and the Additional Consideration for each Savanna Share tendered to the Offer, as varied, subject to the following conditions:

Peters & Co. Limited
February 13, 2017

1.    Upon agreeing to the amount of the Additional Consideration, Savanna will immediately terminate the Process, exercise all rights to require the return or destruction of all Savanna confidential information provided to third parties in connection with the Process, advise each third party who has submitted an offer or expression of interest in connection with the Process that its offer/expression of interest has been rejected (and will not be further negotiated) by Savanna and deal exclusively with Total, for a period of not less than 10 business days, to negotiate, execute and deliver a merger agreement (the "Merger Agreement") providing for the variation of the Offer noted above and the other matters contemplated by this letter. The Merger Agreement would contain customary terms and conditions including, among other things, customary “deal protection” provisions in favour of Total (including a reasonable break fee and the right of Total to match any superior bids);
2.    The Savanna Board will unanimously recommend acceptance of the Offer, as varied, to the Savanna Shareholders and holders of securities convertible into or exchangeable for Savanna Shares, such recommendation to be included in an amended Savanna directors’ circular prepared, filed and sent to holders of Savanna securities in accordance with applicable securities laws and in form and substance reasonably acceptable to Total;
3.    Savanna will, in accordance with applicable securities laws, disseminate a news release and take any other steps that may be necessary to permit Total to shorten the initial deposit period under the Offer, as varied, such that the deposit period may end at the earliest possible time;
4.    The directors and officers of Savanna will execute and deliver, contemporaneously with the execution and delivery of the Merger Agreement, lock-up agreements in form and substance reasonably satisfactory to Total;
5.    Savanna will conduct its business and affairs in the ordinary course and agree to use all reasonable commercial efforts to support an orderly transition of its business and affairs, including the replacement of the existing directors of Savanna by persons identified by Total as soon as possible following the time that Total first takes up Savanna Shares under the Offer, as varied;
6.    Savanna will provide such assistance as Total may reasonably request in connection with the Offer, as varied, and Total’s efforts to integrate the business and affairs of Savanna with those of Total’s, including assisting with Total’s efforts to communicate and engage with Savanna shareholders, debtholders, employees, customers, suppliers, regulators and others to facilitate an orderly and efficient integration process; and

Peters & Co. Limited
February 13, 2017

7.    Savanna will withdraw all complaints to securities regulatory authorities or stock exchanges in Canada and elsewhere made by Savanna to the date hereof in respect of the Offer.
With respect to due diligence, Total does not require access to non-public information of Savanna in connection with the Offer, as varied.  Rather, Total expects that the Merger Agreement will contain mutual representations and warranties to the effect that there exists no undisclosed information that would reasonably be expected to give rise to a material adverse change in respect of the business or affairs of either Savanna or Total.  Accordingly, Total would not look to enter into any confidentiality agreement (or similar agreement) to support access to non-public information of Total (by Savanna) or Savanna (by Total).
In order to move forward with presenting a proposal regarding the Additional Consideration, we would ask that you confirm that the foregoing deal framework is acceptable to Savanna and that there are no other significant terms or conditions required by Savanna.  We look forward to hearing from you at your earliest opportunity.
Yours very truly,
TOTAL ENERGY SERVICES INC.
/s/ Daniel K. Halyk
Daniel K. Halyk
President & Chief Executive Officer

The Depositary for the Offer is:
COMPUTERSHARE INVESTOR SERVICES INC.
By Mail:
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions
By Registered Mail, Hand or Courier
Calgary	Toronto

600, 530 – 8th Avenue SW Calgary, Alberta T2P 3S8 Attention: Corporate Actions	100 University Avenue, 8th Floor Toronto Ontario M5J 2Y1 Attention: Corporate Actions
Toll Free in North America: 1-800-564-6253
Collect Outside of North America: 1-514-982-7555
e-mail: corporateactions@computershare.com
The Information Agent for the Offer is:
Toll Free in North America: 1-877-452-7184
Collect Outside of North America: 1-416-304-0211
e-mail: assistance@laurelhill.com
Questions or requests for assistance or additional copies of this Notice of Variation, the Letter of Transmittal, the Amended Letter of Transmittal, the Notice of Guaranteed Delivery, the First Notice of Variation and the Original Offer and Circular may be directed by holders of Savanna Common Shares to the Depositary or the Information Agent at the telephone numbers and locations set out above. You may also contact your broker or other intermediary for assistance concerning the Offer. To keep current with further developments and information about the Offer, visit www.totalenergy.ca/savannaoffer.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Indemnification of Certain Persons
Under Section 124 of the Business Corporations Act (Alberta) (the “ABCA”), the Registrant may indemnify a present or former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and such director’s or officer’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such director or officer in respect of any civil, criminal or administrative action or proceeding to which such director or officer is made a party by reason of being or having been a director or officer of the Registrant or body corporate, if (i) the director or officer acted honestly and in good faith with a view to the best interests of the corporation and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director’s or officer’s conduct was lawful.
The Registrant may, subject to the approval of the Court of Queen’s Bench of Alberta, indemnify a person referred to above in respect of an action by or on behalf of the Registrant or body corporate of which the Registrant is or was a shareholder or creditor, to procure a judgment in its favor, to which such director or officer is made a party by reason of being or having been a director or an officer of the Registrant or body corporate of which the Registrant is or was a shareholder or creditor, against all costs, charges and expenses reasonably incurred by such director or officer in connection with such action if (i) the director or officer acted honestly and in good faith with a view to the best interests of the corporation and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director’s or officer’s conduct was lawful.
Notwithstanding the foregoing, a person referred to above shall be entitled to indemnity from the Registrant in respect of all costs, charges and expenses reasonably incurred by such person in connection with the defense of any civil, criminal, or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Registrant or body corporate of which the Registrant is or was a shareholder or creditor, if the person seeking indemnity: (i) was substantially successful on the merits of such person’s defense of the action or proceeding, (ii) such person acted honestly and in good faith with a view to the best interests of the corporation, (iii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that such person’s conduct was lawful, and (iv) is fairly and reasonably entitled to indemnity.
A corporation may advance funds to a person referred to above for the costs, charges and expenses of a proceeding; however, the person shall repay the moneys if the individual does not fulfill the conditions set out in (i), (ii), (iii) and (iv) above.
Under the ABCA, the Registrant may purchase and maintain insurance for the benefit of any persons referred to above against any liability incurred by the person in their capacity as a director or officer of the Registrant, or in their capacity as a director or officer, or similar capacity, of another body corporate, if the individual acted in such capacity at the Registrant’s request, except where the liability relates to the person’s failure to act honestly and in good faith with a view to the best interests of the corporation or the body corporate, as applicable.
The bylaws of the Registrant provide that, subject to section 124 of the ABCA, except in respect of an action by or on behalf of the Registrant or body corporate to procure a judgment in its favor, the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his or heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Registrant or body corporate, if such person (i) acted honestly and in good faith with a view to the best interests of the Registrant and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that his or her conduct was lawful.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission (the “Commission”) such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits
A list of exhibits filed as part of this registration statement is set forth on the Exhibit Index immediately preceding such exhibits, which are incorporated herein by reference.

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertaking
Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

2.	Consent to Service of Process
Concurrently with the filing of this Form F-80, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

III-1

Exhibit Index

Number	Description

1.1***	Notice of Variation, dated March 13, 2017 (included in Part I of this registration statement).

1.2*	Notice of Change, dated March 1, 2017.
1.3*	Offer to Purchase and Circular, dated December 9, 2016.

1.4*	Amended Letter of Transmittal.

1.5*	Notice of Guaranteed Delivery.

1.6*	News Release dated November 23, 2016.

1.7*	News Release dated December 9, 2016.

1.8*	News Release dated January 10, 2017.

1.9*	News Release dated January 13, 2017.

1.10*	Notice To Readers dated December 15, 2016.

1.11*	Form of Support Agreement with Franklin Bissett Investment Management.

1.12*	Form of Support Agreement with Foyston, Gordon & Payne Inc.

1.13*	Form of Support Agreement with Invesco Canada Ltd.

1.14*	Letter to Shareholders of Savanna Energy Services Corp.

3.1**	Annual information form dated March 7, 2017 for the year ended December 31, 2016.

3.2**	Audited consolidated financial statements for the years ended December 31, 2016 and 2015 and notes and the auditor’s report in respect thereof.

3.3**	Management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2016.

3.4*	Management proxy circular dated April 12, 2016 in respect of the annual meeting of shareholders held on May 19, 2016.

3.5*	Management proxy circular dated April 16, 2015 in respect of the annual and special meeting of shareholders held on May 21, 2015.

3.6*	Unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2016 and notes related thereto.

3.7*	Management’s discussion and analysis of results of operations and financial condition for the three and nine month periods ended September 30, 2016.

3.8*	Description of the Debentures.

4.1*	Consent of KPMG LLP.

4.2*	Consent of Bennett Jones LLP.

4.3**	Consent of KPMG LLP.

5.1*	Powers of Attorney.

*	Previously filed with the Registrant’s Form F-80 (Commission File No. 333-216354) filed with the Commission on March 1, 2017.
**	Previously filed with the Registrant’s Form F-80POS (Commission File No. 333-216354) filed with the Commission on March 8, 2017.
***	Filed herewith.

III-2

SIGNATURE
Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Post-Effective Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Calgary, province of Alberta, country of Canada, on this 13th day of March, 2017.

TOTAL ENERGY SERVICES INC.

By:	/s/ Daniel Halyk
Name:	Daniel Halyk
Title:	President and Chief Executive Officer

III-3

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Daniel Halyk	President, Chief Executive Officer and Director (Principal Executive Officer)
Daniel Halyk March 13, 2017

*	Vice President Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
Yuliya Gorbach March 13, 2017

*	Chairman of the Board of Directors
Bruce Pachkowski March 13, 2017

*	Director
Gregory Fletcher March 13, 2017

Director
Randy Kwasnicia

*	Director
Greg Melchin March 13, 2017

Director
Andrew Wiswell

*By:	/s/ Daniel Halyk
Name:	Daniel Halyk
Attorney-in-fact

III-4

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Post-Effective Amendment No. 2 to the registration statement, solely in the capacity of the duly authorized representative of Total Energy Services Inc. in the United States, on this 13th day of March, 2017.
C T CORPORATION SYSTEM		Authorized Representative in the United States

By:	/s/ Candice Pignataro
Name:	Candice Pignataro
Title:	Assistant Secretary

III-5